Exhibit 99.2

Consolidated Interim Financial Statements

(Unaudited)

September 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statement of financial position as of September 30, 2012, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2012 and 2011, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated interim financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

The consolidated statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 20, 2012, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 23, 2012

This report is effective as of November 23, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Assets
Cash and due from banks	4,8	~~W~~	15,650,105	14,730,932
Trading assets	4,9,20		15,619,167	11,954,266
Financial assets designated at fair value through profit or loss	4,10,20		2,665,331	1,800,846
Derivative assets	4,11		2,116,481	2,319,585
Loans	4,12,20		200,620,315	192,572,571
Available-for-sale financial assets	4,13,20		35,796,834	34,105,747
Held-to-maturity financial assets	4,13,20		11,823,015	11,894,664
Property and equipment	14,20		3,005,372	2,993,860
Intangible assets	15		4,242,640	4,203,460
Investments in associates	16		262,325	248,848
Current tax assets			39,013	9,022
Deferred tax assets	40		52,389	29,202
Investment properties	17		246,252	275,123
Other assets	4,18		16,395,218	10,887,878
Assets held for sale			258,381	15,792

Total assets		~~W~~	308,792,838	288,041,796

Liabilities
Deposits	4,21	~~W~~	170,600,101	163,015,732
Trading liabilities	22		903,556	704,418
Financial liabilities designated at fair value through profit or loss	4,23		4,979,087	3,298,409
Derivative liabilities	4,11		1,838,253	1,972,197
Borrowings	4,24		22,098,307	20,033,246
Debt securities issued	4,25		40,484,467	39,736,958
Liability for defined benefit obligations	26		424,234	274,661
Provisions	27		731,343	869,592
Current tax liabilities			164,323	568,074
Deferred tax liabilities	40		63,698	282
Liabilities under insurance contracts	28		12,648,213	10,867,254
Other liabilities	4,29		25,101,877	19,842,168
Liabilities held for sale			165,512	—

Total liabilities			280,202,971	261,182,991

Equity	30
Capital stock			2,645,053	2,645,053
Other equity instrument			537,443	238,582
Capital surplus			9,887,199	9,886,849
Capital adjustments			(392,848)	(392,654)
Accumulated other comprehensive income			1,322,756	1,188,948
Retained earnings			12,126,655	10,829,723

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			26,126,258	24,396,501
Non-controlling interests	30		2,463,609	2,462,304

Total equity			28,589,867	26,858,805

Total liabilities and equity		~~W~~	308,792,838	288,041,796

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012			2011
		Three-month period		Nine-month period	Three-month period	Nine-month period

Interest income		~~W~~	3,507,296	10,521,236	3,520,001	10,194,484
Interest expense			(1,720,083)	(5,229,020)	(1,717,839)	(4,898,438)

Net interest income	31		1,787,213	5,292,216	1,802,162	5,296,046

Fees and commission income			880,852	2,615,436	886,063	2,667,749
Fees and commission expense			(488,218)	(1,417,667)	(465,416)	(1,330,323)

Net fees and commission income	32		392,634	1,197,769	420,647	1,337,426

Net insurance expense	28		(57,303)	(155,448)	(34,684)	(99,675)
Dividend income	33		43,161	161,264	46,908	189,291
Net trading income (expense)	34		240,189	561,540	(391,710)	(467,523)
Net foreign currency transaction gain (loss)			119,208	11,783	(362,132)	(20,453)
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		(225,751)	(340,802)	505,920	440,755
Net gain on sales of available-for-sale financial assets	13		94,979	445,601	84,238	645,021
Net impairment loss on financial assets	36		(421,607)	(1,087,828)	(268,157)	(748,492)
General and administrative expenses	37		(1,113,729)	(3,077,136)	(900,545)	(2,800,919)
Net other operating income (expense)	39		(210,546)	(358,395)	66,781	(272,262)

Operating income			648,448	2,650,564	969,428	3,499,215

Equity in income of associates	16		6,739	19,733	11,169	32,850

Income before income taxes			655,187	2,670,297	980,597	3,532,065

Income tax expense	40		128,627	600,949	233,126	810,274

Net income for the period			526,560	2,069,348	747,471	2,721,791

Other comprehensive income (loss) for the period, net of income tax
Foreign currency translation adjustments for foreign operations			(4,377)	(13,671)	128,446	69,310
Valuation losses on available-for-sale financial assets			240,470	136,005	(223,934)	(408,837)
Equity in other comprehensive income (loss) of associates			(1,078)	48	6,067	2,578
Net gain (loss) on cash flow hedges			(4,206)	10,169	(35,222)	(31,828)
Other comprehensive income (loss) of separate account			2,882	2,290	(391)	(1,229)

	30		233,691	134,841	(125,034)	(370,006)

Total comprehensive income for the period		~~W~~	760,251	2,204,189	622,437	2,351,785

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three and nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won, except earning per share)	Note	2012			2011
		Three-month period		Nine-month period	Three-month period	Nine-month period

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	41	~~W~~	484,978	1,942,643	704,185	2,593,287
Non-controlling interest			41,582	126,705	43,286	128,504

		~~W~~	526,560	2,069,348	747,471	2,721,791

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	717,716	2,076,451	578,827	2,223,815
Non-controlling interest			42,535	127,738	43,610	127,970

		~~W~~	760,251	2,204,189	622,437	2,351,785

Earnings per share:	30,41
Basic earnings per share in won		~~W~~	974	3,932	1,330	5,047

Diluted earnings per share in won		~~W~~	974	3,932	1,304	4,937

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non-controlling interest	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
Balance at January 1, 2011	~~W~~	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	24,734,387	2,460,838	27,195,225
Net income for the period		—	—	—	—	—	2,593,287	2,593,287	128,504	2,721,791
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	—	69,210	—	69,210	100	69,310
Valuation losses on available-for-sale financial assets		—	—	—	—	(408,203)	—	(408,203)	(634)	(408,837)
Share of other comprehensive income of associates		—	—	—	—	2,578	—	2,578	—	2,578
Net loss on cash flow hedges		—	—	—	—	(31,828)	—	(31,828)	—	(31,828)
Other comprehensive loss of separate account		—	—	—	—	(1,229)	—	(1,229)	—	(1,229)

		—	—	—	—	(369,472)	—	(369,472)	(534)	(370,006)

Total comprehensive income for the period						(369,472)	2,593,287	2,223,815	127,970	2,351,785

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	(586,236)	—	(586,236)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	1,106,164	—	1,106,164
Change in other capital surpluses		—	—	1,114	—	—	—	1,114	—	1,114
Change in other capital adjustments		—	—	—	—	—	—	—	—	—
Change in other non-controlling interest		—	—	—	—	—	—	—	(128,946)	(128,946)

		55,500	—	1,051,778	—	—	(586,236)	521,042	(128,946)	392,096

Balance at September 30, 2011	~~W~~	2,645,053	—	9,886,749	(390,853)	1,260,023	14,078,272	27,479,244	2,459,862	29,939,106

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (continued)

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non-controlling interest	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
Balance at January 1, 2012	~~W~~	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Net income for the period							1,942,643	1,942,643	126,705	2,069,348
Other comprehensive loss, net of income tax
Foreign currency translation adjustment		—	—	—	—	(13,585)	—	(13,585)	(86)	(13,671)
Valuation losses on available-for-sale financial assets		—	—	—	—	134,886	—	134,886	1,119	136,005
Equity in other comprehensive income of associates		—	—	—	—	48	—	48	—	48
Net gain on cash flow hedges		—	—	—	—	10,169	—	10,169	—	10,169
Other comprehensive loss of separate account		—	—	—	—	2,290	—	2,290	—	2,290

		—	—	—	—	133,808	—	133,808	1,033	134,841

Total comprehensive income for the period		—	—	—	—	133,808	1,942,643	2,076,451	127,738	2,204,189

Transactions with owners, etc.
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividend to hybrid bond		—	—	—	—	—	(16,203)	(16,203)	—	(16,203)
Issuance of hybrid bond		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(194)	—	—	(194)	—	(194)
Change in other non-controlling interests		—	—	—	—	—	—	—	(126,433)	(126,433)

		—	298,861	350	(194)	—	(645,711)	(346,694)	(126,433)	(473,127)

Balance at September 30, 2012	~~W~~	2,645,053	537,443	9,887,199	(392,848)	1,322,756	12,126,655	26,126,258	2,463,609	28,589,867

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flows from operating activities
Income before income taxes		~~W~~	2,670,297	3,532,065
Adjustments for:
Net interest income	31		(5,292,216)	(5,296,046)
Dividend income	33		(161,264)	(189,291)
Net fees and commission expense			38,646	114,162
Insurance expense	28		2,143,370	1,704,186
Net trading loss (income)	34		(398,507)	388,944
Net foreign currency transaction loss			91,082	150,289
Net loss (gain) on financial assets designated at fair value through profit or loss			250,079	(503,498)
Net gains on disposal of available-for-sale financial assets	13		(445,601)	(645,020)
Provision for allowance	12,36		1,025,281	673,508
Impairment loss on other financial assets	36		62,547	74,984
Salaries expense	26,38		199,863	96,338
Depreciation and amortization	37		221,923	215,224
Other operating income			(123,429)	(253,137)
Equity in income of associates	16		(19,733)	(32,850)

			(2,407,959)	(3,502,207)

Changes in assets and liabilities:
Due from banks			(1,014,562)	(2,890,092)
Trading assets			(3,615,132)	(1,433,599)
Financial instruments designated at fair value through profit or loss			642,684	1,421,755
Derivative assets			572,958	524,556
Loans			(9,030,780)	(10,328,776)
Other assets			(6,838,600)	(5,695,883)
Deposits			7,810,757	10,589,789
Liability for defined benefit obligations	26		(54,278)	(93,125)
Provision			142,696	(14,088)
Other liabilities			9,604,951	5,934,161

			(1,779,306)	(1,985,302)

Income taxes paid			(1,000,390)	(783,241)
Interest received			9,954,848	10,029,762
Interest paid			(5,095,243)	(4,956,552)
Dividends received			163,881	191,875

Net cash provided by operating activities		~~W~~	2,506,128	2,526,400

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (continued)

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(In millions of won)	Note	2012		2011

Cash flows from investing activities
Proceeds from financial assets designated at fair value through profit or loss		~~W~~	52,647	40,782
Acquisitions of financial assets designated at fair value through profit or loss			(129,217)	—
Proceeds from dispositions of available-for-sale financial assets			28,348,393	45,217,203
Acquisitions of available-for-sale financial assets			(29,450,716)	(49,671,837)
Proceeds from dispositions of held-to-maturity financial assets			1,691,924	4,540,697
Acquisitions of held-to-maturity financial assets			(1,513,608)	(4,022,907)
Proceeds from dispositions of property and equipment	14,39		991	111,450
Acquisitions of property and equipment	14		(187,438)	(253,694)
Proceeds from dispositions of intangible assets	15		4,207	7,674
Acquisitions of intangible assets	15		(91,183)	(128,567)
Proceeds from dispositions of investments in associates			50,368	18,492
Acquisitions of investments in associates			(11,164)	(31,497)
Proceeds from dispositions of investment property	17,39		2,880	2,353
Proceeds from dispositions of assets held for sale			(38)	(17)
Proceeds from sales of assets held for sale			6,330	5,663
Decrease in other assets			129,450	119,624
Increase in other assets			(190,060)	(146,264)
Business combination, net of cash acquired	43		90,010	—

Net cash used in investing activities			(1,196,224)	(4,190,845)

Cash flows from financing activities
Issuance of preferred stock			—	1,107,278
Issuance of hybrid bond			298,861	—
Proceeds from borrowings			15,418,223	24,433,871
Repayment of borrowings			(13,248,199)	(22,301,593)
Proceeds from debt securities issued			8,549,421	10,138,077
Repayment of debt securities			(7,844,197)	(10,418,585)
Increase in other liabilities			28,378	79,719
Decrease in other liabilities			(4,730)	(91,217)
Repayments of redeemable preferred stock			(3,765,124)	—
Dividends paid			(643,212)	(585,520)
Increase in derivatives			36,752	71,678
Decrease in non-controlling interest			(126,410)	(128,945)

Net cash provided by (used in) financing activities			(1,300,237)	2,304,763

Effect of exchange rate fluctuations on cash and cash equivalents held			(6,111)	17,622

Increase in cash and cash equivalents			3,556	657,940

Cash and cash equivalent at beginning of period	43		3,969,342	4,833,145

Cash and cash equivalent at end of period	43	~~W~~	3,972,898	5,491,085

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

Investor	Investee (*)	Location	Reporting date	Ownership (%)
				2012	2011
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100	100
”	Shinhan Card Co., Ltd.	”	”	100	100
”	Shinhan Investment Corp.	”	March 31	100	100
”	Shinhan Life Insurance Co., Ltd	”	”	100	100
”	Shinhan Capital Co., Ltd.	”	December 31	100	100
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100	100
”	Shinhan Private Equity Investment Management	”	March 31	100	100
	Shinhan BNP Paribas AMC		”	65	65
”	SHC Management Co., Ltd.	”	December 31	100	100
”	Shinhan Data system	”	”	100	100
”	Shinhan Savings Bank	”	June 30	100	100
Shinhan Bank	Shinhan Asia Limited	Hong Kong	December 31	99.9	99.9
”	Shinhan Bank America	USA	”	100	100
”	Shinhan Europe GmbH	Germany	”	100	100
”	Shinhan Khmer Bank	Cambodia	”	90	90
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100	100
”	Shinhan Canada Bank	Canada	”	100	100
”	Shinhan China Limited	China	”	100	100
”	Shinhan Aitas Co., Ltd.	Korea	”	99.8	99.8
”	SBJ Bank	Japan	March 31	100	100
”	Shinhan Bank Vietnam	Vietnam	December 31	100	100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

1.	Reporting entity (continued)

Investor	Investee	Location	Reporting date	Ownership (%)
				2012	2011
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	—	100
”	Shinhan Investment Corp. America Inc.	USA	December 31	100	100
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100	100
Shinhan Private Equity Investment Management	Symphony Energy Co., Ltd.	Korea	”	77.6	77.6
“	HKC&T Co., Ltd.	”	”	100	100
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	”	100	100

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations. These consolidated interim financial statements were prepared in accordance with K-IFRS (No. 1034 Interim Financial Reporting) as part of the period covered by the Group’s K-IFRS annual financial statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2011.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements.

However, the Group has started to record a synthetic option as a derivative contract since the third quarter of 2012 while it had been recorded comprising options seperately. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the statement of financial position as of December 31, 2011. As a result, the amount of derivative assets, derivative liabilities, total assets and total liabilities are decreased by ~~W~~75,685 million and gain(loss) on valuation of derivatives and gain(loss) on derivative transactions are decreased by ~~W~~159,032 million and ~~W~~827,796 million, respectively.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv)	Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(c)	Business combination

i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or excess 15% if another entity was classified as subsidiary by the Banking act.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Group in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents. However, redeemable preference shares, for which the period from the acquisition to redemption is short, are classified as cash and cash equivalents.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

Reserve for losses on dividend insurance contract

In accordance with the Regulation on Supervision of Insurance Business, the Group accumulates reserve for losses of participating insurance contract within 30/100 of policyholders’ share in dividend-paying insurance income. A reserve for compensation for losses on dividend-paying insurance contracts accumulated shall be used for replenishing the losses of the participating insurance contract, and the balance after the replenishment shall be used as for the source of policyholders’ dividend for individual policyholders, for five fiscal years from the end of the fiscal year when the accumulation is made.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

iv)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(x)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

3.	Significant accounting policies (continued)

(y)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(z)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(aa)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them.

i)	Amendments to IAS 19 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant.

ii)	IFRS 13 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

iii)	Amendments to K-IFRS No. 1001 Presentation of Financial Statements

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after December 31, 2012. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management (continued)

In order to maintain the risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s risk management guidelines and strategy in order to maintain consistency in the risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s businesses do not exceed prescribed limits.

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs a crisis detection and response system which is applied consistently, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2012 and December 31, 2011 was as follows:

	2012		2011

Due from banks and loans (*1)(*6)
Banks	~~W~~	11,923,339	10,213,726
Retail		79,743,763	77,111,426
Government		10,384,766	9,199,551
Corporate		94,879,869	91,490,418
Card receivable		16,849,960	17,156,741

		213,781,697	205,171,862
Trading assets		12,227,918	9,966,220
Financial assets designated at FVTPL (*3)		1,348,126	748,356
AFS financial assets (*4)		30,942,159	29,110,542
HTM financial assets (*5)		11,823,015	11,894,664
Derivative assets		2,116,481	2,319,585
Other financial assets (*1),(*2)		12,670,723	7,520,769
Financial guarantee contracts		3,114,775	2,766,331
Loan commitments and other liabilities for credit		71,014,019	67,130,382

	~~W~~	359,038,913	336,628,711

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

Due from banks and loans as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	~~W~~	11,925,681	79,010,420	10,386,012	94,296,162	16,133,267	211,751,542
Past due but not impaired		—	622,961	296	518,314	931,061	2,072,632
Impaired		—	510,414	—	1,852,799	534,883	2,898,096

		11,925,681	80,143,795	10,386,308	96,667,275	17,599,211	216,722,270
Less : allowance		(2,342)	(400,032)	(1,542)	(1,787,406)	(749,251)	(2,940,573)

	~~W~~	11,923,339	79,743,763	10,384,766	94,879,869	16,849,960	213,781,697

	2011
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	~~W~~	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less : allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	~~W~~	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	~~W~~	11,925,681	75,844,505	10,383,533	55,944,503	14,651,318	168,749,540
Grade 2 (*1)		—	3,165,915	2,479	38,351,659	1,481,949	43,002,002

		11,925,681	79,010,420	10,386,012	94,296,162	16,133,267	211,751,542
Less : allowance		(2,342)	(139,306)	(1,520)	(1,013,548)	(314,807)	(1,471,523)

	~~W~~	11,923,339	78,871,114	10,384,492	93,282,614	15,818,460	210,280,019

Mitigation of credit risk due to collateral (*2)	~~W~~	135,094	53,590,733	63,978	42,425,090	6,170	96,221,065

	2011
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	~~W~~	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2 (*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less : allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	~~W~~	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral (*2)	~~W~~	5,610	52,895,049	58	41,212,129	5,990	94,118,836

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating. (*2) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	~~W~~	—	496,292	76	353,206	825,478	1,675,052
31~60 days		—	68,853	220	78,026	68,797	215,896
61~90 days		—	56,344	—	61,586	36,786	154,716
More than 90 days		—	1,472	—	25,496	—	26,968

		—	622,961	296	518,314	931,061	2,072,632
Less : allowance		—	(24,944)	(22)	(30,704)	(105,606)	(161,276)

	~~W~~	—	598,017	274	487,610	825,455	1,911,356

Mitigation of credit risk due to collateral (*)	~~W~~	—	379,135	43	219,395	85	598,658

	2011
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	~~W~~	—	416,178	—	193,612	499,261	1,109,051
31~60 days		—	53,033	—	103,461	66,687	223,181
61~90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	~~W~~	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral (*)	~~W~~	—	327,509	—	134,002	78	461,589

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of September 30, 2012 and December 31, 2011 was as follows:

	2012
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	~~W~~	—	510,414	—	1,852,799	534,883	2,898,096
Less : allowance		—	(235,783)	—	(743,155)	(328,839)	(1,307,777)

	~~W~~	—	274,631	—	1,109,644	206,044	1,590,319

Mitigation of credit risk due to collateral (*)	~~W~~	—	140,078	—	657,121	4	797,203

	2011
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	~~W~~	—	288,064	—	1,723,100	445,448	2,456,612
Less : allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

	~~W~~	—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral (*)	~~W~~	—	90,760	—	638,660	12	729,432

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

Credit ratings of debt securities as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	3,792,866	262,182	18,597,291	9,260,387	31,912,726
AA- to AA+		3,330,583	145,070	6,725,351	1,814,106	12,015,110
A- to A+		3,101,080	500,811	3,391,176	328,513	7,321,580
Lower than A-		1,209,822	287,989	1,416,125	47,525	2,961,461
Unrated		344,997	152,074	812,216	372,484	1,681,771

	~~W~~	11,779,348	1,348,126	30,942,159	11,823,015	55,892,648

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
Lower than A-		695,356	174,572	1,199,560	40,119	2,109,607
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	~~W~~	9,624,786	748,356	29,110,542	11,894,664	51,378,348

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
Lower than A-	Lower than AA-	Lower than AA-	Lower than A-	Lower than A-	Lower than A3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

Credit status of debt securities as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Neither past due nor impaired	~~W~~	55,860,797	51,348,868
Impaired		31,851	29,480

	~~W~~	55,892,648	51,378,348

Assets acquired through foreclosures amounting to ~~W~~12,290 million and ~~W~~14,876 million were classified as assets held for sale as of September 30, 2012 and December 31, 2011, respectively.

v)	Concentration by geographic location

An analysis of concentration by geographic location for due from financial instruments, net of allowances, as of September 30, 2012 and December 31, 2011, is as follows:

		2012
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	~~W~~	9,058,163	190,706	54,321	114,651	840,765	1,664,733	11,923,339
	Retail		79,249,101	253,517	32,579	6,580	13,082	188,904	79,743,763
	Government		10,054,611	117,966	150,120	22,213	1,355	38,501	10,384,766
	Corporate		88,262,394	1,113,153	1,344,701	706,393	1,272,125	2,181,103	94,879,869
	Card		16,835,578	5,414	1,625	725	2,092	4,526	16,849,960

			203,459,847	1,680,756	1,583,346	850,562	2,129,419	4,077,767	213,781,697

Trading assets			11,773,754	—	1,091	—	—	453,073	12,227,918
Financial assets designated at FVTPL (*1)			1,344,419	—	—	—	—	3,707	1,348,126
AFS financial assets (*2)			30,366,809	276,684	—	179,248	—	119,418	30,942,159
HTM financial assets (*3)			11,649,836	1,284	72,360	40,436	—	59,099	11,823,015

		~~W~~	258,594,665	1,958,724	1,656,797	1,070,246	2,129,419	4,713,064	270,122,915

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

		2011
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	~~W~~	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL (*1)			748,356	—	—	—	—	—	748,356
AFS financial assets (*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets (*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664

		~~W~~	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2012 and December 31, 2011 is as follows:

		2012
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	~~W~~	10,524,581	—	—	145,691	1,253,067	—	11,923,339
	Retail		—	—	—	—	—	79,743,763	79,743,763
	Government		9,897,316	24	46	63,634	423,746	—	10,384,766
	Corporate		3,390,836	33,862,514	12,222,262	16,661,037	28,743,220	—	94,879,869
	Card		38,892	146,285	176,934	36,624	645,847	15,805,378	16,849,960

			23,851,625	34,008,823	12,399,242	16,906,986	31,065,880	95,549,141	213,781,697

Trading assets			7,356,748	1,126,283	370,523	879,228	2,495,136	—	12,227,918
Financial assets designated at FVTPL (*1)			751,183	124,558	10,420	143,811	318,154	—	1,348,126
AFS financial assets (*2)			19,995,152	1,174,147	220,801	1,077,687	8,474,372	—	30,942,159
HTM financial assets (*3)			3,910,076	10,003	—	654,217	7,248,719	—	11,823,015

		~~W~~	55,864,784	36,443,814	13,000,986	19,661,929	49,602,261	95,549,141	270,122,915

		2011
		Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	~~W~~	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL (*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets (*2)			18,106,456	1,059,028	194,409	1,173,502	8,577,147	—	29,110,542
HTM financial assets (*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		~~W~~	49,710,458	34,849,044	12,044,115	19,147,499	47,992,789	93,147,739	256,891,644

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99.9% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment primarily uses the one-day 99.9% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99.9% VaR by multiplying the one-day 99.9% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a historical simulation methodology for its overall VaR calculation. The Risk Management Department manages risk limits which are comprised of transaction limits, risk limits, stop loss, and instrument limits.

The Group has adopted a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR. An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2012 and as of and for the year ended December 31, 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At September 30
Interest rate	~~W~~	24,838	32,036	20,588	22,850
Equities		31,171	41,920	13,915	14,403
Foreign exchange		86,358	95,661	79,083	86,971
Option volatility		281	897	95	138
Portfolio diversification		(67,448)	(80,989)	(53,101)	(37,859)

	~~W~~	75,200	89,525	60,580	86,503

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	32,725	49,155	25,933	30,722
Equities		19,227	32,447	8,492	21,825
Foreign exchange		58,848	101,775	13,688	88,334
Option volatility		488	1,123	92	313
Portfolio diversification		(55,238)	(97,474)	(8,187)	(58,078)

	~~W~~	56,050	87,026	40,018	83,116

(*)	Includes both trading and non-trading accounts, as Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2012
	Average		Maximum	Minimum	At September 30
Interest rate	~~W~~	322	900	250	—
Foreign exchange		35,514	40,972	32,313	34,376

	~~W~~	35,836	41,872	32,563	34,376

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	~~W~~	27,299	35,433	23,627	35,433

i-3) Shinhan Investment

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At September 30
Interest rate	~~W~~	9,926	15,797	5,145	7,824
Equities		2,310	5,540	882	2,175
Foreign exchange		2,893	8,661	90	1,037
Option volatility		3,290	6,608	789	3,324
Portfolio diversification		(9,309)	(20,771)	(3,037)	(7,265)

	~~W~~	9,110	15,835	3,869	7,095

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	11,956	19,249	6,711	10,090
Equities		5,137	15,042	1,097	3,505
Foreign exchange		1,968	9,813	23	73
Option volatility		2,201	9,601	114	1,931
Portfolio diversification		(7,673)	(28,585)	954	(4,361)

	~~W~~	13,589	25,120	8,899	11,238

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 is as follows:

	2012
	Average		Maximum	Minimum	At September 30
Interest rate	~~W~~	300	475	82	447
Equities		317	342	280	342
Foreign exchange		99	106	86	85

	~~W~~	716	923	448	874

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	~~W~~	322	434	279	310
Equities		935	1,425	757	890
Foreign exchange		320	381	312	318

	~~W~~	1,577	2,240	1,348	1,518

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation through various scenario analyses of historical interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Shinhan Card Co., Ltd and Shinhan Life Insurance also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

Non-trading positions for interest rate VaR and EaR as of September 30, 2012 and December 31, 2011 were as follows:

ii-1) Shinhan Bank

	2012		2011
VaR	~~W~~	757,076	561,088
EaR		225,240	262,405

ii-2) Shinhan Card

	2012		2011
VaR	~~W~~	329,498	324,331
EaR		24,726	45,233

ii-3) Shinhan Investment

	2012		2011
VaR	~~W~~	34,518	33,040
EaR		120,407	69,589

ii-4) Shinhan Life Insurance

	2012		2011
VaR	~~W~~	225,058	195,201
EaR		30,059	28,097

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

Foreign currency denominated assets and liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	~~W~~	1,010,950	1,124,980	93,726	716,499	194,629	3,140,784
Trading assets		132,504	1,091	—	10,348	463,042	606,985
Derivative assets		303,729	10,902	12,086	—	304	327,021
Loans		12,249,114	5,328,496	1,092,463	1,470,864	2,027,125	22,168,062
Available-for-sale financial assets		1,406,135	50,995	131	—	242,766	1,700,027
Held-to-maturity financial assets		3,111	481,680	—	—	62,707	547,498
Other financial assets		3,147,719	535,136	31,779	73,052	176,526	3,964,212

	~~W~~	18,253,262	7,533,280	1,230,185	2,270,763	3,167,099	32,454,589

Liabilities
Deposits	~~W~~	5,067,623	6,251,685	272,380	1,508,058	1,264,156	14,363,902
Trading liabilities		—	—	—	—	499,640	499,640
Derivative liabilities		146,667	1,191	—	—	159	148,017
Borrowings		6,678,807	874,806	760,900	88,722	408,535	8,811,770
Debt securities issued		5,478,703	504,392	—	216,494	463,846	6,663,435
Other financial liabilities		3,094,676	577,074	165,328	142,231	225,503	4,204,812

	~~W~~	20,466,476	8,209,148	1,198,608	1,955,505	2,861,839	34,691,576

Net assets (liabilities)	~~W~~	(2,213,214)	(675,868)	31,577	315,258	305,260	(2,236,987)
Off-balance derivative exposure		2,925,710	705,811	20,262	210,069	312,896	4,174,748

Net position	~~W~~	712,496	29,943	51,839	525,327	618,156	1,937,761

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	~~W~~	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	~~W~~	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	~~W~~	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	~~W~~	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	~~W~~	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	~~W~~	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	12,032,683	724,973	1,051,652	1,510,632	387,775	51,185	15,758,900
Loans		32,939,660	28,498,349	26,342,133	51,107,971	47,328,414	45,572,027	231,788,554
Trading assets (*3)		15,619,167	—	—	—	—	—	15,619,167
Financial assets designated at fair value through profit or loss		2,010,774	2,567	14,914	15,415	624,638	—	2,668,308
Available-for-sale financial assets (*3)		32,356,941	1,221,542	10	93,602	26,127	2,101,576	35,799,798
Held-to-maturity financial assets		458,082	548,386	690,518	1,522,798	7,467,778	3,816,221	14,503,783
Other financial assets		8,865,472	206,145	44,396	320,993	3,262,374	199,062	12,898,442

	~~W~~	104,282,779	31,201,962	28,143,623	54,571,411	59,097,106	51,740,071	329,036,952

Liabilities
Deposits (*2)	~~W~~	70,070,031	16,843,006	26,124,837	52,146,177	10,977,111	1,013,397	177,174,559
Trading liabilities (*3)		903,556	—	—	—	—	—	903,556
Borrowings		10,825,522	3,440,300	2,308,430	1,208,690	3,795,962	814,040	22,392,944
Debt securities issued		1,998,857	2,890,279	2,278,981	6,218,581	28,309,689	4,084,747	45,781,134
Financial liabilities designated at fair value through profit or loss		193,123	297,179	152,740	460,665	3,752,426	122,955	4,979,088
Other financial liabilities		21,369,441	53,826	74,772	249,198	416,030	248,695	22,411,962

	~~W~~	105,360,530	23,524,590	30,939,760	60,283,311	47,251,218	6,283,834	273,643,243

Off balance
Financial guarantee contracts	~~W~~	3,114,775	—	—	—	—	—	3,114,775
Loan commitments and others		71,014,019	—	—	—	—	—	71,014,019

	~~W~~	74,128,794	—	—	—	—	—	74,128,794

Derivatives:
Cash inflow	~~W~~	1,947,718	333,237	167,494	311,495	2,679,483	769,963	6,209,390
Cash outflow		1,747,965	86,874	132,180	290,957	2,436,529	400,984	5,095,489

	~~W~~	199,753	246,363	35,314	20,538	242,954	368,979	1,113,901

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	~~W~~	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets (*3)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets (*3)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	~~W~~	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits (*2)	~~W~~	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities (*3)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	~~W~~	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance
Financial guarantee contracts	~~W~~	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and others		67,130,382	—	—	—	—	—	67,130,382

	~~W~~	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	~~W~~	2,118,963	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,873,471	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	~~W~~	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~51,525,673 million and ~~W~~49,861,856 million as of September 30, 2012 and December 31, 2011 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The book value and the fair value of financial instruments measured at amortized cost as of September 30, 2012 and December 31, 2011 were as follows:

	2012			2011
	Book value		Fair value	Book value	Fair value
Assets
Cash and due from banks	~~W~~	15,650,105	15,650,105	14,730,932	14,731,808
Loans		200,620,315	202,434,011	192,572,571	195,113,344
Held-to-maturity financial assets		11,823,015	12,526,416	11,894,664	12,379,730
Other financial assets		12,670,723	12,737,078	7,520,769	7,621,858

	~~W~~	240,764,158	243,347,610	226,718,936	229,846,740

Liabilities

Deposits	~~W~~	170,600,101	170,684,502	163,015,732	163,061,154
Borrowings		22,098,307	22,153,561	20,033,246	20,028,664
Debt securities issued		40,484,467	41,140,315	39,736,948	39,539,977
Other financial liabilities		22,329,456	22,364,283	17,306,513	17,291,615

	~~W~~	255,512,331	256,342,661	240,092,439	239,921,410

ii)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The table below analyzes financial instruments measured at the fair value as of September 30, 2012 and December 31, 2011 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	~~W~~	4,101,739	11,305,825	211,603	15,619,167
Financial assets designated at fair value through profit or loss		305,110	1,701,830	658,391	2,665,331
Derivative assets		17,787	1,790,120	308,574	2,116,481
Available-for-sale financial assets		10,745,187	22,648,933	2,402,714	35,796,834

	~~W~~	15,169,823	37,446,708	3,581,282	56,197,813

Liabilities
Trading liabilities	~~W~~	903,555	—	—	903,555
Financial liabilities designated at fair value through profit or loss		—	535,509	4,443,578	4,979,087
Derivative liabilities		10,986	1,523,890	303,377	1,838,253

	~~W~~	914,541	2,059,399	4,746,955	7,720,895

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	~~W~~	2,237,203	9,707,072	9,991	11,954,266
Financial assets designated at fair value through profit or loss		420,988	1,071,829	308,029	1,800,846
Derivative assets		5,472	1,964,494	349,619	2,319,585
Available-for-sale financial assets		9,625,058	22,198,737	2,281,952	34,105,747

	~~W~~	12,288,721	34,942,132	2,949,591	50,180,444

Liabilities
Trading liabilities	~~W~~	704,418	—	—	704,418
Financial liabilities designated at fair value through profit or loss		—	—	3,298,409	3,298,409
Derivative liabilities		7,376	1,636,426	328,395	1,972,197

	~~W~~	711,794	1,636,426	3,626,804	5,975,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	9,991	308,029	2,281,952	21,224	3,298,409
Comprehensive income
Profit or loss		1,603	25,892	115,430	199,596	307,420
Other comprehensive income		—	—	7,371	(392)	—

		1,603	25,892	122,801	199,204	307,420

Purchases		620,000	838,387	293,833	57,789	7,835,567
Issuances		—	—	—	(158,570)	—
Settlements		(419,991)	(729,720)	(565,550)	(70,073)	(6,997,818)
Transfers into (out of) level 3		—	215,803	269,678	(44,375)	—

Ending balance	~~W~~	211,603	658,391	2,402,714	5,199	4,443,578

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	8,510	378,914	2,391,645	182,744	1,613,346
Comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801

Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	~~W~~	9,991	308,029	2,281,952	21,224	3,298,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note (3).

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	~~W~~	—	—	—	—	15,650,105	—	15,650,105
Trading assets		15,619,167	—	—	—	—	—	15,619,167
Financial assets designated at FVTPL (*1)		—	2,665,331	—	—	—	—	2,665,331
Derivatives		1,803,104	—	—	—	—	313,377	2,116,481
Loans		—	—	—	—	200,620,315	—	200,620,315
AFS financial assets (*2)		—	—	35,796,834	—	—	—	35,796,834
HTM financial assets (*3)		—	—	—	11,823,015	—	—	11,823,015
Other financial asset		—	—	—	—	12,670,723	—	12,670,723

	~~W~~	17,422,271	2,665,331	35,796,834	11,823,015	228,941,143	313,377	296,961,971

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	~~W~~	—	—	170,600,101	—	170,600,101
Trading liabilities		903,556	—	—	—	903,556
Financial liabilities designated at FVTPL (*1)		—	4,979,087	—	—	4,979,087
Derivatives		1,708,654	—	—	129,599	1,838,253
Borrowings		—	—	22,098,307	—	22,098,307
Debt securities issued		—	—	40,484,467	—	40,484,467
Other financial asset		—	—	22,329,456	—	22,329,456

	~~W~~	2,612,210	4,979,087	255,512,331	129,599	263,233,227

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	~~W~~	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL (*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		1,971,886	—	—	—	—	347,699	2,319,585
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets (*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets (*3)		—	—	—	11,894,664	—	—	11,894,664
Other financial asset		—	—	—	—	7,520,769	—	7,520,769

	~~W~~	13,926,152	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,899,380

	2011
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	~~W~~	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL (*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,844,075	—	—	128,122	1,972,197
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other financial asset		—	—	17,306,513	—	17,306,513

	~~W~~	2,548,493	3,298,409	240,092,449	128,122	246,067,473

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

4.	Financial risk management (continued)

(g)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

As of September 30, 2012 and December 31, 2011 the Group met the regulatory capital ratio above 8%.

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

5.	Significant estimate and judgment (continued)

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

(e)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods use various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline” Additionally, when the fair value declines over 30% from the original cost, it is considered as a possible indication of impairment and the Group recognizes impairment loss as necessary considering other facts and circumstance.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

6.	Business combinations

(a)	Shinhan Savings Bank

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets
Cash and due from banks	~~W~~	237,443
Trading assets		83,860
Loans (*)		361,728
Available-for-sale financial assets		125,446
Property and equipment		180
Intangible assets (Core deposit intangibles)		24,023
Other assets		798,676

	~~W~~	1,631,356

Liabilities
Deposits		1,563,377
Other liabilities		95,533

	~~W~~	1,658,910

Net assets acquired		27,554
Consideration		—

Goodwill	~~W~~	27,554

(*)	The aggregate principal amount of loans was ~~W~~533,165 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

6.	Business combinations (continued)

Comprehensive income of the business acquired from the date of acquisition to September 30, 2012 were as follows:

	Amount
Net interest income
Interest income	~~W~~	88,441
Interest expense		(30,212)

		58,229

Net fees and commission expense
Fees and commission income		79
Fees and commission expense		(2,133)

		(2,054)
Net trading income		7,741
Gain on disposition of available-for-sale financial assets		647
Impairment loss on financial assets
Bad debt expenses		(49,111)
General and administrative expenses		(20,584)
Net other operating expenses		(2,704)

Loss before income taxes		(7,836)

Income tax expense		5,385

Net loss for the period		(13,221)

Other comprehensive income for the period
Valuation loss on available-for-sale financial assets		(4,934)

Total comprehensive loss for the period		(18,155)

Net loss attributable to:
Equity holders of Shinhan Savings Bank		(13,221)

Total comprehensive loss attributable to:
Equity holders of Shinhan Savings Bank	~~W~~	(18,155)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

6.	Business combinations, (continued)

(b)	Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for ~~W~~105,940 million.

Shinhan Bank Vietnam merged with Shinhan Vina Bank on November 28, 2011. The Group applied the pooling method instead of the acquisition method, since the transaction was regarded as a “business combination of entities under common control” in accordance with IFRS 3 Business Combinations.

Taking control of Shinhan Vina Bank will enable the Group to implement the localization strategy through access to loans to or deposits from corporations, including small or medium sized companies in Vietnam. The acquisition is expected to provide the Group with an increased share of the corporate Banking market through access to the acquiree’s customer base. The Group also expects to reduce costs through economies of scale.

Net assets from the business combination were as follows:

	Amount
Assets
Cash and due from banks	~~W~~	56,489
Held-to-maturity securities		7,439
Loans (*1)		357,245
Property and equipment		1,790
Intangible assets (*2)		17,685
Other assets		3,906

		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

		308,057

Net assets acquired	~~W~~	136,497

(*1)	The fair value of loans approximates their carrying amount.
(*2)	~~W~~17,685 million of customer-related intangible assets (core deposits) were recognized.

Goodwill recorded from the business combination was as follows:

	Amount
Cash paid	~~W~~	105,940
Fair value of previously held equity interest (*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	~~W~~	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

6.	Business combinations, (continued)

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

~~W~~44,243 million of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of September 30, 2012 and December 31, 2011 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
Corporate and investment banking

Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related businesses

	International group	Supervision of overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations and Merchant Banking Account
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

The Group revised comparative information of the prior year, including the nine-month period ended September 30, 2011, as a result of the Group restructuring the composition of its operating segments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the nine-month periods ended September 30, 2012 and 2011.

	2012
	Banking
	Retail		Corporate	International	Others	Adjustment in Banking	Sub-total	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	1,908,522	776,388	225,328	758,140	13,145	3,681,523	1,058,529	189,585	422,627	(64,177)	4,129	5,292,216
Net fees and commission Income (expense)		451,648	214,893	37,955	(26,778)	(12,054)	665,664	181,047	186,243	25,829	149,119	(10,133)	1,197,769
Net other income (expense)		(1,798,653)	(261,122)	(147,769)	(392,460)	(23,836)	(2,623,840)	(480,267)	(299,151)	(214,085)	574,844	(796,922)	(3,839,421)

Operating income (expense)		561,517	730,159	115,514	338,902	(22,745)	1,723,347	759,309	76,677	234,371	659,786	(802,926)	2,650,564

Equity method income (expense)		—	—	—	—	18,017	18,017	—	(960)	—	1,340	1,336	19,733
Income tax expense		115,971	149,763	33,674	70,166	(17,077)	352,497	169,670	13,784	48,416	15,981	601	600,949

Income (expense) for the period		445,546	580,396	81,840	268,736	12,349	1,388,867	589,639	61,933	185,955	645,145	(802,191)	2,069,348

Controlling interest		445,546	580,396	81,840	268,736	12,205	1,388,723	589,639	61,933	185,955	647,119	(930,726)	1,942,643

Non-controlling interest	~~W~~	—	—	—		144	144	—	—	—	(1,974)	128,535	126,705

	2011
	Banking
	Retail		Corporate	International	Others	Adjustment in Banking	Sub-total	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	2,002,560	738,010	189,582	751,746	47,261	3,729,159	1,001,678	161,156	384,759	(44,503)	63,797	5,296,046
Net fees and commission Income (expense)		472,755	212,495	32,409	(32,517)	(2,635)	682,507	240,980	244,947	22,754	166,260	(20,022)	1,337,426
Net other income (expense)		(1,778,312)	(392,259)	(123,008)	271,790	(3,984)	(2,025,773)	(413,872)	(302,389)	(175,662)	1,033,786	(1,250,347)	(3,134,257)

Operating income (expense)		697,003	558,246	98,983	991,019	40,642	2,385,893	828,786	103,714	231,851	1,155,543	(1,206,572)	3,499,215

Equity method income (expense)		—	—	—	—	26,481	26,481	—	1,862	—	2,508	1,999	32,850
Income tax expense		142,783	116,344	24,983	203,818	18,771	506,699	188,149	30,159	52,795	28,038	4,434	810,274

Income (expense) for the period		554,220	441,902	74,000	787,201	48,352	1,905,675	640,637	75,417	179,056	1,130,013	(1,209,007)	2,721,791

Controlling interest		554,220	441,902	74,000	787,201	48,032	1,905,355	640,637	75,417	179,056	1,131,481	(1,338,659)	2,593,287

Non-controlling interest	~~W~~	—	—	—		32	47,261	1,001,678	161,156	384,759	(44,503)	63,797	5,296,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of September 30, 2012 and December 31, 2011.

	2012
	Banking
	Retail		Corporate	International	Others	Adjustment in Banking	Sub-total	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	~~W~~	—	6,674,894	—	434,282	(614,838)	6,494,338	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans		102,240,915	61,381,058	9,526,447	1,674,182	(1,592,906)	173,229,696	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		598,735	25,300,397	833,792	2,691,156	(200,682)	29,223,398	457,702	1,641,197	4,646,014	302,782	(191,563)	34,105,747
Held-to-maturity financial assets		—	8,974,053	547,498	—	—	9,521,551	—	—	2,042,196	5,045	(55,000)	11,894,664

	~~W~~	102,839,650	102,330,402	10,907,737	4,799,620	(2,408,426)	218,468,983	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,592)	250,527,248

	2011
	Banking
	Retail		Corporate	International	Others	Adjustment in Banking	Sub-total	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	~~W~~	—	7,479,525	—	332,897	(1,048,081)	6,764,341	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans		100,089,361	57,229,149	8,058,557	2,098,758	(1,522,425)	165,953,400	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,932	23,609,648	726,981	2,874,480	(485,426)	27,249,615	457,702	1,641,197	4,646,014	302,782	(191,563)	34,105,747
Held-to-maturity financial assets		—	9,447,412	454,979	32	—	9,902,423	—	—	2,042,196	5,045	(55,000)	11,894,664

	~~W~~	100,613,293	97,765,734	9,240,517	5,306,167	(3,055,932)	209,869,779	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,592)	250,527,248

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the nine-month periods ended September 30, 2012 and 2011.

	Operating revenue			Operating expense		Net income
	2012		2011	2012	2011	2012	2011
Domestic	~~W~~	21,784,819	24,581,323	19,269,313	21,175,121	2,515,506	3,406,202
Overseas		902,047	679,382	766,989	586,369	135,058	93,013

	~~W~~	22,686,866	25,260,705	20,036,302	21,761,490	2,650,564	3,499,215

8.	Cash and due from banks

(a)	Cash and due from banks as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011

Cash and cash equivalents	~~W~~	2,488,723	2,131,642

Deposits in won:
Reserve deposits		6,130,499	3,391,601
Time deposits		2,943,711	3,641,613
Certificate of deposits		10,174	19,760
Other		1,341,402	2,116,900

		10,425,786	9,169,874

Deposits in foreign currency:
Deposits		1,089,804	1,433,884
Time deposits		1,297,709	1,669,938
Other		350,483	357,761

		2,737,996	3,461,583

Provisions		(2,400)	(32,167)

	~~W~~	15,650,105	14,730,932

(b)	Restricted due from banks as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Deposits in won
Reserve deposits	~~W~~	6,130,499	3,391,601
Other (*)		801,359	1,298,609

		6,931,858	4,690,210

Deposits in foreign currency		623,129	855,025

	~~W~~	7,554,987	5,545,235

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

9.	Trading assets

Trading assets as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Debt securities:
Governments	~~W~~	1,235,496	698,192
Financial institutions		4,332,887	2,993,836
Corporations		2,049,787	1,441,253
Bills bought		2,363,449	3,566,763
CMA (*)		1,579,496	911,728
Others		218,232	13,014

		11,779,347	9,624,786

Equity securities:
Stocks		209,789	135,139
Beneficiary certificates		3,181,460	1,852,907

		3,391,249	1,988,046

Other
Gold deposits		448,571	341,434

	~~W~~	15,619,167	11,954,266

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Debt securities	~~W~~	942,482	440,327
Equity securities		1,317,205	1,052,490
Others		405,644	308,029

	~~W~~	2,665,331	1,800,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011

Foreign currency related
Over the counter
Currency forwards	~~W~~	42,776,413	41,915,985
Currency swaps		12,266,246	12,416,078
Currency options		696,611	1,707,857

		55,739,270	56,039,920

Exchange traded
Currency futures		294,401	118,382

		56,033,671	56,158,302

Interest rates related
Over the counter
Interest rate swaps		88,754,819	97,090,640
Interest rate options		6,376,662	8,803,485

		95,131,481	105,894,125

Exchange traded
Interest rate futures		1,257,717	41,860

		96,389,198	105,935,985

Credit related
Over the counter
Credit swaps		195,211	89,186

Equity related
Over the counter
Equity swap and forwards		3,291,918	2,087,186
Equity options		1,530,553	6,727,624

		4,822,471	8,814,810

Exchange traded
Equity futures		41,943	6,323
Equity options		3,346,232	3,031,229

		3,388,175	3,037,552

		8,210,646	11,852,362

Commodity related
Over the counter
Swaps and forwards		360,087	38,045
Equity options		70,540	130,463

		430,627	168,508

Exchange traded
Equity options		258,503	17,989

		689,130	186,497

Hedge
Currency forwards		3,243	4,455
Currency swaps		1,930,467	1,918,435
Interest rate swaps		6,272,083	9,137,426

		8,205,793	11,060,316

	~~W~~	169,723,649	185,282,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2012 and December 31, 2011 were as follows:

	2012			2011
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	~~W~~	550,638	419,161	628,214	439,086
Currency swaps		231,245	295,865	450,092	526,878
Currency options		41,080	556	115,118	7,798

		822,963	715,582	1,193,424	973,762

Exchange traded
Currency forwards		13	—	—	—

		822,976	715,582	1,193,424	973,762

Interest rates related
Over the counter
Interest rate swaps		792,801	702,154	670,831	576,866
Interest rate options		28,489	38,435	32,998	36,611
Interest rate futures		80	—	—	—

		821,370	740,589	703,829	613,477

Credit related
Over the counter
Credit swaps		878	715	—	1,734

Equity related
Over the counter
Equity swap and forwards		80,077	72,174	11,581	222,017
Equity options		48,038	153,257	52,105	22,722

		128,115	225,431	63,686	244,739

Exchange traded
Equity forwards		—	55	—	—
Equity options		7,918	7,357	5,109	6,948

		7,918	7,412	5,109	6,948

		136,033	232,843	68,795	251,687

Commodity related
Over the counter
Swaps and forwards		10,321	14,866	1,625	1,835
Equity options		1,749	486	3,850	1,152

		12,070	15,352	5,475	2,987

Exchange traded
Commodity futures		9,777	3,574	363	428

		21,847	18,926	5,838	3,415

Hedge
Currency forwards		—	4	—	358
Currency swaps		18,166	41,697	80,405	11,052
Interest rate swaps		295,211	87,897	267,294	116,712

		313,377	129,598	347,699	128,122

	~~W~~	2,116,481	1,838,253	2,319,585	1,972,197

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2012 and 2011 was as follows:

	2012			2011
	Gain		Loss	Gain	Loss
Foreign currency related
Over the counter
Currency forwards	~~W~~	502,565	469,559	1,138,642	973,586
Currency swaps		169,813	74,036	213,284	307,290
Currency options		2,369	5,406	33,447	6,144

		674,747	549,001	1,385,373	1,287,020

Exchange traded
Currency futures		170	10	136	16
Currency options		—	—	—	—

		170	10	136	16

		674,917	549,011	1,385,510	1,287,036

Interest rates related
Over the counter
Interest rate swaps		313,443	319,010	380,896	357,099
Interest rate options		9,163	13,411	12,890	15,996

		322,606	332,421	393,786	373,095

Exchange traded
Interest rate futures		363	1,330	721	—

		322,969	333,751	394,507	373,095

Credit related
Over the counter
Credit swaps		1,501	—	130	783

Equity related
Over the counter
Equity swap and forwards		235,140	—	2,250	476,835
Equity options		24,359	16,740	36,020	124,227

		259,499	16,740	38,270	601,062

Exchange traded
Equity futures		700	1,293	7,698	6,454
Equity options		6,437	6,543	62,447	114

		7,137	7,836	70,145	6,568

		266,636	24,576	108,415	607,630

Commodity related
Over the counter
Swaps and forwards		9,471	13,618	2,443	2,990
Commodity options		150	935	751	3,805

		9,621	14,553	3,194	6,795

Exchange traded
Commodity futures		10,885	3,949	2,005	1,679

		20,506	18,502	5,199	8,474

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

11.	Derivatives (continued)

	2012			2011
	Gain		Loss	Gain	Loss
Hedge
Currency forwards		354	—	—	641
Currency swaps		15,746	70,750	161,908	—
Interest rate swaps		98,091	44,978	130,466	96,183

		114,191	115,728	292,374	96,824

	~~W~~	1,400,720	1,041,568	2,186,134	2,373,842

(d)	Gain or loss on fair value hedges for the nine-month periods ended September 30, 2012 and 2011 was as follows:

	2012		2011

Hedged item	~~W~~	(58,424)	(44,089)
Hedging instruments		57,296	22,072

	~~W~~	(1,128)	(22,017)

(e)	Hedge of net investment in foreign operations

Net investments in foreign operations for some of the hedge accounting is applied, the amount which is reflected of the gain or loss on the hedging instruments overseas operations translation for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012		2011
Borrowings in foreign currency	~~W~~	19,494	(12,296)

12.	Loans

(a)	Loans as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Household loans	~~W~~	71,579,473	69,450,520
Corporate loans		105,632,455	100,238,573
Public and other		3,421,396	4,929,661
Loans to banks		5,119,761	2,556,629
Card receivables		17,641,279	17,879,640

		203,394,364	195,055,023

Present value discount		(39,861)	(44,263)
Deferred loan origination costs and fees		203,986	138,933

		203,558,489	195,149,693
Allowance for impairment		(2,938,174)	(2,577,122)

	~~W~~	200,620,315	192,572,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

12.	Loans (continued)

(b)	Changes in the allowance for impairment for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Loans		Other(*2)	Total
Beginning balance	~~W~~	2,577,122	152,007	2,729,129
Provision for allowance		1,047,329	(22,048)	1,025,281
Write-offs		(838,253)	(13,059)	(851,312)
Unwind of discount		(52,549)	—	(52,549)
Allowance related to loans transferred		(76,570)	—	(76,570)
Recoveries		270,249	(7,598)	262,651
Others (*1)		10,846	184	11,030

Ending balance	~~W~~	2,938,174	109,486	3,047,660

	2011
	Loans		Other(*2)	Total
Beginning balance	~~W~~	2,851,946	142,971	2,994,917
Provision for allowance		864,060	31,946	896,006
Write-offs		(1,364,472)	(21,416)	(1,385,888)
Unwind of discount		(68,126)	—	(68,126)
Allowance related to loans transferred		(138,710)	—	(138,710)
Recoveries		403,038	904	403,942
Others (*1)		29,386	(2,398)	26,988

Ending balance	~~W~~	2,577,122	152,007	2,729,129

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets

(c)	Changes in deferred loan origination costs and fees for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	~~W~~	138,933	2,728
Loan originations		99,381	85,200
Amortization		(34,328)	51,005

Ending balance	~~W~~	203,986	138,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Available-for-sale financial assets
Debt securities (*1)
Government bonds	~~W~~	5,177,626	4,829,146
Financial institutions bonds		13,991,357	13,689,821
Corporate bonds and others		11,773,176	10,591,575

		30,942,159	29,110,542

Equity securities (*2)
Stock		3,827,128	3,989,752
Equity investments		490,674	525,175
Beneficiary certificates		467,282	415,508
Others		69,591	64,770

		4,854,675	4,995,205

		35,796,834	34,105,747

Held-to-maturity financial assets
Debt securities
Government bonds		5,814,037	5,869,832
Financial institutions bonds		1,986,421	2,064,369
Corporate bonds and others		4,022,557	3,960,463

	~~W~~	11,823,015	11,894,664

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting ~~W~~423,427 million as of September 30, 2012.

(b)	Gains or losses on sales of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	~~W~~	110,230	469,149	88,072	660,366
Loss on sale of available-for-sale financial assets		(15,251)	(23,548)	(3,834)	(15,345)

	~~W~~	94,979	445,601	84,238	645,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

14.	Property and equipment

(a)	Property and equipment as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	1,734,162	—	1,734,162
Buildings		936,062	(84,983)	851,079
Other		2,015,788	(1,595,657)	420,131

	~~W~~	4,686,012	(1,680,640)	3,005,372

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	~~W~~	4,645,725	(1,651,865)	2,993,860

(b)	Changes in property and equipment for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,751,634	862,009	380,217	2,993,860
Acquisitions (*)		1,480	19,214	171,156	191,850
Disposals (*)		(2)	(1)	(2,762)	(2,765)
Depreciation		—	(23,834)	(127,122)	(150,956)
		—	—	—	—
Amounts transferred to investment property		(2,756)	(951)	—	(3,707)
Amounts transferred to assets held for sale		(16,142)	(5,021)	—	(21,163)
Effects of foreign currency movements		(52)	(337)	(1,358)	(1,747)

Ending balance	~~W~~	1,734,162	851,079	420,131	3,005,372

(*1)	~~W~~1,659 million of transference from construction-in-progress and ~~W~~2,753 million of rental facility related with asset retirement obligation on a rental agreement, were included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

14.	Property and equipment (Continued)

	2011
	Land		Buildings	Other	Total
Beginning balance	~~W~~	1,781,408	851,393	343,606	2,976,407
Acquisitions (*)		10,943	61,469	243,245	315,657
Disposals		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred to investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Effects of foreign currency movements		51	463	837	1,351
Acquisitions from business combinations		—	—	1,790	1,790

Ending balance	~~W~~	1,751,634	862,009	380,217	2,993,860

(*)	~~W~~13,546 million of construction-in-progress was transferred.

15.	Intangible assets

(a)	Intangible assets as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Goodwill	~~W~~	3,882,078	3,854,524
Software		71,102	75,164
Development cost		107,674	99,529
Other		181,786	174,243

	~~W~~	4,242,640	4,203,460

(b)	Changes in intangible assets for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,854,524	75,164	99,529	174,243	4,203,460
Acquisitions		27,554	19,947	32,169	39,067	118,737
Disposals		—	(514)	—	(3,693)	(4,207)
Impairment (*1)		—	—	—	(3,807)	(3,807)
Amortization (*2)		—	(23,098)	(24,024)	(23,845)	(70,967)
Effects of foreign currency movements		—	(397)	—	(179)	(576)

Ending balance	~~W~~	3,882,078	71,102	107,674	181,786	4,242,640

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

	2011
	Goodwill		Software	Development cost	Other	Total
Beginning balance	~~W~~	3,810,684	68,862	77,331	116,024	4,072,901
Acquisitions		—	31,623	53,270	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	—	(3,420)	(11,708)	(15,128)
Impairment (*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization (*2)		—	(25,321)	(27,652)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	~~W~~	3,854,524	75,164	99,529	174,243	4,203,460

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

(c)	Goodwill

i)	Goodwill as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Banking
Retail	~~W~~	652,344	652,344
Corporate and investment		107,856	107,856
International		43,840	43,840
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		35,219	7,665

	~~W~~	3,882,078	3,854,524

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

ii)	The changes in goodwill for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

	2012		2011
Beginning balance	~~W~~	3,854,524	3,810,684
Acquisition of subsidiaries		27,554	75,383
Impairment (*)		—	(31,543)

Ending balance	~~W~~	3,882,078	3,854,524

(*)	The impairment losses were recognized in international CGU of Shinhan Bank.

iii)	Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs has been determined using cash flow estimates which cover a 5.25 year period (October 1, 2011 through December 31, 2016) from the date of valuation, which is September 30, 2011, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU were as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.3%
Corporate and investment	12.8%	2.3%
International	12.8%	2.3%
Other	12.8%, 13.2%	2.3%
Credit card	12.1%	2.3%
Life insurance	12.0%	—
Other	12.8%, 22.18%	2.3%, 0%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

15.	Intangible assets (continued)

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) were as follows:

	2011	2012	2013	2014	2015 and thereafter
CPI growth	4.00%	2.10%	2.20%	1.60%	2.30%
Real retail sales growth	3.00%	3.50%	5.30%	4.00%	2.90%
Real GDP growth	3.60%	3.90%	4.20%	3.60%	4.20%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance were as follows:

Key assumptions
Return on investment	5.15%
Risk-based solvency margin ratio	304.10%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, were as follows:

	Amount
Total recoverable amount	~~W~~	33,520,926
Total book value		29,820,139

	~~W~~	3,700,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of September 30, 2012 and December 31, 2011 were as follows:

		Reporting	Ownership(%) (*1)
Investees	Country	date	2012	2011
Cardif Life Insurance (*4)	Korea	31-Dec	14.99	14.99
Aju Capital Co., Ltd. (*3)	”	”	12.93	12.93
Macquarie Shinhan Infrastructure Management (*1,7)	”	”	—	50
Pohang TechnoPark 2PFV (*3)	Korea	31-Mar	14.9	14.9
Shinhan KT Mobile Card (*7)	”	”	—	50
Shinhan Corporate Restructuring Fund 5th	”	”	45	50
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
KTB Corporate Restructuring Fund 18th (*7)	”	”	—	47.17
PT Clemont Finance Indonesia (*2)	Indonesia	31-Dec	30	30
Haejin Shipping Co. Ltd.	Hongkong	31-Mar	24	24
APC Fund	”	”	25.2	25.2
TSYoon 2nd Corporate Restructuring Fund (*7)	Korea	31-Mar	23.26	23.26
SHC-IMM New Growth Fund (*6)	”	”	64.52	64.52
Now IB Fund 6th (*7)	”	”	—	25
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*3)	”	”	17.5	17.5
Miraeasset 3rd Investment Fund	”	”	50	50
Now IB Fund 8th (*7)	”	”	—	38.46
Aju-Shinhan 1st Investment Fund (*6)	”	”	60	60
Aju-Shinhan 2nd Investment Fund	”	”	33.33	33.33
Aju 3rd Investment Fund (*6)	”	”	60	60
Aju 4th Investment Fund	”	31-Dec	30	—
Stonebridge New growth Investment Fund (*7)	”	31-Mar	—	23.33
Medici 2nd Investment Fund (*6)	”	”	54.67	54.67
AJU-SHC WIN-WIN Company Fund 3 (*6)	”	31-Dec	70.16	—
Shinhan K2 Secondary Fund (*5)	”	”	10.75	—
NSC New Technology Fund 1st (*6)	”	”	33.33	—
STI New growth engine Investment Fund	”	31-Mar	50	—

(*1)	Considered common share ratio except preferred shares
(*2)	Financial statements as of March 31, 2012 were used for the equity method.
(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*4)	The Group has significant influence due to material transaction with investee.
(*5)	As a managing partner, the Group has significant management control over the investee
(*6)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*7)	The investee was liquidated for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	~~W~~	25,028	(51)	700	1,392	—	27,069
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	5,303	494	(2,174)	35,718
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(750)	—	—	2,947
Shinhan Corporate Restructuring Fund 5th		669	—	4	—	—	673
DCC Corporate Restructuring Fund 1st		845	—	(259)	—	—	586
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	477	(626)	—	7,197
Haejin Shipping Co. Ltd.		1,164	—	(463)	(24)	(536)	141
APC Fund		38,400	279	(1,272)	(1,605)	—	35,802
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(144)	—	—	8,932
Now IB Fund 6th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20th		121	—	137	—	—	258
UAMCO., Ltd.		104,240	—	13,316	25	—	117,581
Miraeasset 3rd Investment Fund		4,688	—	49	—	—	4,737
Now IB Fund 8th		1,334	(1,567)	171	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	419	—	—	3,789
Aju-Shinhan 2nd Investment Fund		2,036	(1,162)	230	—	—	1,104
Aju 3rd Investment Fund		2,789	—	159	—	—	2,948
Aju 4th Investment Fund		—	3,000	48	—	—	3,048
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(48)	—	—	3,217
AJU-SHC WIN-WIN Company Fund 3		—	2,375	255	—	—	2,630
Shinhan K2 Secondary Fund		—	250	(9)	—	—	241
NSC New Technology Fund 1st		—	1,000	47	—	—	1,047
STI New growth engine Investment Fund		—	2,000	660	—	—	2,660

	~~W~~	248,848	(3,121)	19,733	(425)	(2,710)	262,325

(*)	The market values of investments are ~~W~~35,718 million as of September 30, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

	2011
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	~~W~~	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd. (*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	~~W~~	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market values of investments are ~~W~~36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed financial statements of associates as of September 30, 2012 and December 31, 2011, and for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012			2011
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	~~W~~	2,782,083	2,590,936	2,361,638	2,180,638
Aju Capital Co., Ltd.		5,677,697	4,969,914	5,200,373	4,523,282
Macquarie Shinhan Infrastructure Management		—	—	17,294	6,559
Shinhan Vina Bank		—	—	426,868	308,057
Pohang TechnoPark 2PFV		21,403	1,975	35,415	10,603
Shinhan KT Mobile Card		—	—	53	1
Shinhan Corporate Restructuring Fund 5th		2,743	1,248	1,823	337
DCC Corporate Restructuring Fund 1st		2,464	35	3,553	53
KTB Corporate Restructuring Fund 18th		—	—	21	—
PT Clemont Finance Indonesia		84,551	60,561	93,130	68,642
Haejin Shipping Co. Ltd.		36,743	36,155	75,051	72,437
APC Fund		149,923	7,685	152,557	177
TSYoon 2nd Corporate Restructuring Fund		—	—	10,741	110
SHC-IMM New Growth Fund		13,941	96	10,664	100
Now IB Fund 6th		—	—	5,944	46
QCP New Technology Fund 20th		547	—	256	—
UAMCO., Ltd.		4,411,701	3,739,810	3,738,326	3,146,227
Miraeasset 3rd Investment Fund		9,534	60	9,438	61
Now IB Fund 8th		—	—	3,503	36
Aju-Shinhan 1st Investment Fund		6,414	98	5,679	61
Aju-Shinhan 2nd Investment Fund		3,318	5	6,121	13
Aju-Shinhan 3rd Investment Fund		4,915	3	4,651	3
Aju 4th Investment Fund		10,168	9	—	—
Stonebridge New growth Investment Fund		—	—	2,417	—
Medici 2nd Investment Fund		5,914	30	5,974	2
AJU-SHC WIN-WIN Company Fund 3		3,760	11	—	—
Shinhan K2 Secondary Fund		2,240	—	—	—
NSC New Technology Fund 1st		3,140	—	—	—
STI New growth engine Investment Fund		5,320	—	—	—

	~~W~~	13,238,519	11,408,631	12,171,490	10,317,445

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

16.	Investments in associates (continued)

	2012			2011
Investees	Operating revenue		Net income (loss)	Operating revenue	Net income (loss)
Cardif Life Insurance	~~W~~	137,500	(845)	646,812	4,915
Aju Capital Co., Ltd.		394,230	13,268	730,272	35,423
Macquarie Shinhan Infrastructure Management		—	—	16,797	8,865
Shinhan Vina Bank		—	—	48,534	1,857
Pohang TechnoPark 2PFV		—	(5,091)	—	(5,038)
Shinhan KT Mobile Card		—	—	—	60
Shinhan Corporate Restructuring Fund 5th		13	10	292	252
Shinhan Corporate Restructuring Fund 8th		—	—	16,513	—
DCC Corporate Restructuring Fund 1st		13	(1,060)	202	121
KTB Corporate Restructuring Fund 18th		166	162	—	—
PT Clemont Finance Indonesia		4,978	1,236	7,705	59
Haejin Shipping Co. Ltd.		10,807	(1,964)	29,778	696
APC Fund		—	(5,675)	41,635	37,968
Westend Corporate Restructuring Fund		—	—	—	939
TSYoon 2nd Corporate Restructuring Fund		2,563	2,485	1,220	1,105
SHC-IMM New Growth Fund		72	(225)	65	(334)
SHC-AJU 1st Investment Fund		—	—	9,425	9,161
Now IB Fund 6th		115	92	580	(79)
QCP New Technology Fund 20th		—	(21)	1	(2,211)
UAMCO., Ltd.		447,398	76,343	468,220	101,624
Miraeasset 3rd Investment Fund		195	99	3,611	3,353
Now IB Fund 8th		960	933	961	933
Aju-Shinhan 1st Investment Fund		737	697	479	(37)
Aju-Shinhan 2nd Investment Fund		738	689	659	318
Aju-Shinhan 3rd Investment Fund		275	264	161	(352)
Aju-Shinhan 3rd Investment Fund		168	158	—	—
Stonebridge New growth Investment Fund		10	10	46	(518)
Petra Private Equity Fund		—	—	31,398	25,724
Medici 2nd Investment Fund		4	(88)	25	(27)
AJU-SHC WIN-WIN Company Fund 3		375	363	—	—
Shinhan K2 Secondary Fund		—	(84)	—	—
NSC New Technology Fund 1st		145	140	—	—
STI New growth engine Investment Fund		—	1,319	—	—

	~~W~~	1,001,462	83,215	2,055,391	224,777

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

17.	Investment properties

(a)	Investment properties as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Acquisition cost	~~W~~	270,309	292,956
Accumulated depreciation		(24,057)	(17,833)

Book value	~~W~~	246,252	275,123

(b)	Changes in investment properties for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	~~W~~	275,123	285,956
Acquisitions		38	17
Disposals		(2,991)	(23,032)
Depreciation		(6,794)	(9,245)
Amounts transferred from investment property		3,707	21,415
Amounts transferred to assets held for sale		(22,825)	—
Foreign currency adjustment		(6)	12

Ending balance	~~W~~	246,252	275,123

(c)	Income and expenses on investment property for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Rental Income	~~W~~	6,648	20,287	7,496	20,525
Direct operating expenses for investment properties that generated rental income		(2,020)	(6,362)	(2,060)	(6,189)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

18.	Other assets

Other assets as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Accounts receivable	~~W~~	7,682,395	2,790,826
Domestic exchange settlement debit		1,947,062	1,876,400
Guarantee deposits		1,356,421	1,329,141
Accrued income		1,709,920	1,557,307
Prepaid expense		234,514	197,433
Suspense payments		106,973	122,700
Sundry assets		136,562	109,088
Separate account assets		1,882,297	1,657,639
Advance payments		254,240	255,430
Unamortized deferred acquisition cost		1,206,736	1,098,230
Other		78,798	112,927
Present value discount		(93,614)	(99,403)
Allowances for impairment		(107,086)	(119,840)

	~~W~~	16,395,218	10,887,878

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	786,391	87,591	692,708	6,092
1 ~ 5 years		984,708	101,721	882,987	—
Later than 5 years		110,831	7,633	103,198	—

	~~W~~	1,881,930	196,945	1,678,893	6,092

	2011
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	~~W~~	784,923	86,082	686,908	11,933
1 ~ 5 years		970,068	91,958	878,110	—
Later than 5 years		67,905	5,370	62,535	—

	~~W~~	1,822,896	183,410	1,627,553	11,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

19.	Leases (continued)

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of September 30, 2012 are as follows:

i)	Finance leases

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	780,299	87,591	692,708
1 ~ 5 years		984,708	101,721	882,987
Later than 5 years		110,831	7,633	103,198

	~~W~~	1,875,838	196,945	1,678,893

ii)	Operating leases

	2012
	Minimum lease payment
Not later than 1 year	~~W~~	6,444
1 ~ 5 years		9,057

	~~W~~	15,501

20.	Pledged assets

(a)	Assets pledged as collateral as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Loans	~~W~~	138,056	154,425
Securities
Trading assets		5,940,550	3,644,128
Available-for-sale financial assets		1,708,956	1,953,753
Held-to-maturity financial assets		5,354,041	5,541,627
Financial assets designated at fair value through profit or loss		677,163	263,578

		13,680,710	11,403,086

Deposits		91,561	—
Real estate		108,236	108,928

	~~W~~	14,018,563	11,666,439

(*)	The carrying amounts of assets pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of September 30, 2012 and December 31, 2011 were ~~W~~6,576,085 million and ~~W~~4,919,709 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

20.	Pledged assets (continued)

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of September 30, 2012 and December 31, 2011 was as follows:

	2012
	Collateral held		Collateral sold or repledged
Securities	~~W~~	2,308,469	—

	2011
	Collateral held		Collateral sold or repledged
Securities	~~W~~	781,902	—

21.	Deposits

Deposits as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Demand deposits	~~W~~	51,525,673	49,861,856
Time deposits		110,844,863	102,902,575
Negotiable certificates of deposits		1,557,853	2,967,419
Note discount deposits		3,580,694	4,623,801
CMA (*)		2,030,494	1,614,377
Others		1,060,524	1,045,704

	~~W~~	170,600,101	163,015,732

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Securities sold	~~W~~	403,916	290,331
Gold deposits		499,640	414,087

	~~W~~	903,556	704,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Equity-linked securities sold	~~W~~	4,247,898	2,927,046
Derivatives-combined securities sold		731,189	371,363

	~~W~~	4,979,087	3,298,409

24.	Borrowings

(a)	Borrowings as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	~~W~~	926,216
Others	0.00%~6.60%		5,391,440

			6,317,656

Borrowings in foreign currency
Overdraft due to banks	1.34%~2.23%		583,308
Borrowings from banks	0.00%~3.98%		3,119,710
Others	0.05%~2.10%		4,090,179

			7,793,197

Call money	0.10%~8.10%		1,721,894
Bill sold	1.70%~3.80%		53,870
Bonds sold under repurchase agreements	0.30%~3.65%		6,034,121
Due to Bank of Korea in foreign currency	0.10%		180,385
Present value discounts			(2,816)

		~~W~~	22,098,307

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

24.	Borrowings (continued)

	2011
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	~~W~~	796,164
Others	0.00%~6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89%~2.98%		1,021,187
Borrowings from banks	0.60%~9.26%		3,958,648
Others	0.70%~5.90%		3,299,947

			8,279,782

Call money	0.14%~3.55%		1,309,137
Bill sold	1.70%~6.08%		105,697
Bonds sold under repurchase agreements	0.10%~8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		~~W~~	20,033,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

25.	Debt securities issued

Debt securities issued as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~9.00%	~~W~~	28,834,402
Subordinated debt securities issued	3.59%~8.00%		4,990,245
Loss on fair value hedges			119,991
Discount			(83,767)

			33,860,871

Debt securities issued in foreign currency
Debt securities issued	1.30%~8.13%		6,519,197
Loss on fair value hedges			132,280
Discount			(27,881)

			6,623,596

		~~W~~	40,484,467

	2011
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	~~W~~	29,661,054
Subordinated debt securities issued	4.25%~14.45%		3,983,785
Loss on fair value hedges			87,656
Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		~~W~~	39,736,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

26.	Liabilities for defined benefit obligation

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Present value of defined benefit obligation	~~W~~	1,063,100	877,037
Fair value of plan assets		(638,866)	(602,376)

Recognized liabilities for defined benefit obligation	~~W~~	424,234	274,661

(b)	Changes in the present value of defined benefit obligation for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	~~W~~	877,037	618,911
Current service cost		97,565	102,252
Interest expense		33,697	37,680
Actuarial losses (gains)		90,020	140,811
Benefit paid		(37,750)	(22,681)
Foreign exchange adjustments		2,531	64

Ending balance	~~W~~	1,063,100	877,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

26.	Liabilities for defined benefit obligation (continued)

(c)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012		2011
Beginning balance	~~W~~	(602,376)	(448,859)
Expected return on plan assets		(19,527)	(20,640)
Actuarial losses(gains)		(435)	131
Contributions paid into the plan		(39,486)	(151,142)
Benefit paid by the plan		22,958	18,134

Ending balance	~~W~~	(638,866)	(602,376)

(*)	Plan assets as of September 30, 2012 and December 31, 2011 comprise of due from bank, etc.

(d)	Expense recognized in profit or loss for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	33,701	97,565	24,440	74,052
Interest expense		11,245	33,697	9,501	28,309
Expected return on plan assets		(6,349)	(19,527)	(4,632)	(13,833)
Actuarial gains (losses)		89,623	89,585	7	(85)

	~~W~~	128,220	201,320	29,316	88,443

(e)	Actuarial assumptions as of September 30, 2012 were as follows:

2012
	Assumptions	Descriptions
Discount rate	3.77% ~ 4.24%	AA0 Corporate bond yields
Expected return on plan assets	3.89% ~ 4.71%	Weighted average yield for the past
Future salary increasing rate	1.88% ~ 4.30% + Upgrade rate	Average for the five past years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

27.	Provisions

(a)	Provisions as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Asset retirement obligation	~~W~~	38,825	35,727
Expected loss related to litigation		118,675	215,808
Unused credit commitments		422,213	444,770
Bonus card points program		26,510	24,439
Financial guarantee contracts issued		82,043	85,778
Others		43,077	63,070

	~~W~~	731,343	869,592

(b)	Changes in provisions for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Asset retirement		Litigation	Unused credit	Card point (*)	Guarantee	Other	Total
Beginning balance	~~W~~	35,727	215,808	444,770	24,439	85,778	63,070	869,592
Provision (reversal)		1,455	4,357	(21,157)	30,853	5,806	(9,203)	12,111
Provision used		(1,110)	(101,490)	—	(28,782)	—	(11,294)	(142,676)
Foreign exchange translation		—	—	(1,425)	—	(729)	404	(1,750)
Others		2,753	—	25	—	(8,812)	100	(5,934)

Ending balance	~~W~~	38,825	118,675	422,213	26,510	82,043	43,077	731,343

	2011
	Asset retirement		Litigation	Unused credit	Card point (*)	Guarantee	Other	Total
Beginning balance	~~W~~	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision (reversal)		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	~~W~~	35,727	215,808	444,770	24,439	85,778	63,070	869,592

(*)	Provisions for card point were classified as fees and commission expense

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Guarantees and acceptances outstanding	~~W~~	9,898,845	10,174,850
Contingent guarantees and acceptances		5,498,538	6,882,438
ABS and ABCP purchase commitments		1,787,439	1,605,269
Endorsed bill		8,793	9,748

	~~W~~	17,193,615	18,672,305

Allowance for loss on guarantees and acceptances	~~W~~	82,043	85,778
Ratio		0.48%	0.46%

28.	Liability under insurance contracts

(a)	Insurance liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Policy reserve	~~W~~	12,641,186	10,861,243
Policyholder’s equity adjustment		7,027	6,011

	~~W~~	12,648,213	10,867,254

(b)	Policy reserve of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Insurance policy reserve
Interest rate linked	~~W~~	7,451,244	6,055,822
Fixed interest rate		4,810,977	4,486,193

		12,262,221	10,542,015

Investment contract including discretionary participation feature
Interest rate linked		378,965	319,228

	~~W~~	12,641,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	~~W~~	2,741,579	5,572,625	3,594,921	11,909,125
Guarantee reserve		9,053	4,009	191	13,253
Unearned premium reserve		5	684	—	689
Reserve for outstanding claims		48,171	473,537	79,576	601,284
Interest rate difference guarantee reserve		2,560	244	21	2,825
Mortality gains reserve		7,994	7,773	409	16,176
Interest gains reserve		9,159	351	30	9,540
Long term duration dividend reserve		74	15	2	91
Reserve for policyholder’s profit dividend		6,276	—	—	6,276
Reserve for losses on dividend insurance contract		1,278	—	—	1,278

	~~W~~	2,826,149	6,059,238	3,675,150	12,560,537

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	~~W~~	44,882	279	45,161	11,954,286
Guarantee reserve		—	—	—	13,253
Unearned premium reserve		1,819	—	1,819	2,508
Reserve for outstanding claims		33,664	—	33,664	634,948
Interest rate difference guarantee reserve		—	—	—	2,825
Mortality gains reserve		5	—	5	16,181
Interest gains reserve		—	—	—	9,540
Long term duration dividend reserve		—	—	—	91
Reserve for policyholder’s profit dividend		—	—	—	6,276
Reserve for losses on dividend insurance contract		—	—	—	1,278

	~~W~~	80,370	279	80,649	12,641,186

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

	2011
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	~~W~~	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for making up dividend insurance loss		7,053	—	—	7,053

	~~W~~	2,486,256	5,510,491	2,777,310	10,774,057

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	~~W~~	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for making up dividend insurance loss		—	—	—	7,053

	~~W~~	86,721	465	87,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	133	—
A- to A+		777	—

	~~W~~	910	—

	2011
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	~~W~~	295	—
A- to A+		1,094	—

	~~W~~	1,389	—

(e)	Income or expenses on insurance for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Insurance income
Premium income	~~W~~	1,171,491	3,143,247	818,711	2,618,742
Reinsurance income		873	3,564	1,647	6,142
Separate account income		6,766	12,596	9,285	18,410

		1,179,130	3,159,407	829,643	2,643,294

Insurance expenses
Claims paid		370,351	1,109,532	319,445	981,310
Reinsurance premium expenses		957	3,122	1,478	5,268
Provision for policy reserves		716,244	1,780,422	416,980	1,399,955
Separate account expenses		6,766	12,596	9,285	18,410
Discount charge		94	284	81	239
Acquisition costs		169,909	507,087	159,470	484,287
Collection expenses		3,490	10,319	3,103	9,195
Deferred acquisition costs		(153,923)	(471,455)	(153,426)	(459,926)
Amortization of deferred acquisition costs		122,545	362,948	107,911	304,231

		1,236,433	3,314,855	864,327	2,742,969

Net loss on insurance	~~W~~	(57,303)	(155,448)	(34,684)	(99,675)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of December 31, 2011 and 2010. The premium reserve was tested based on net premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The measurement assumptions used as of September 30, 2012 and December 31, 2011 were as follows:

	2012	2011	Measurement basis
Discount rate	4.69% ~ 5.48%	4.96% ~ 5.41%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	15% ~ 160%	15% ~ 160%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost - The first time : 90.0% ~ 394.0% - From the second time : 0%~90% Maintenance expense (each case): 1,691won ~ 8,856won Collection expenses (on gross premium):0.01% ~ 1.14%	Acquisition cost - The first time : 90.0% ~ 378.7% - From the second time : 0%~90% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium):0.11% ~ 1.71%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	1.4% ~ 46.3%	0.3% ~ 46.1%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	~~W~~	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	~~W~~	10,757,187	9,225,798	(1,531,389)

	2011
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	~~W~~	576,604	694,219	117,615
Variable interest		590,919	561,188	(29,731)

		1,167,523	1,255,407	87,884

Non- Participating
Fixed interest		2,829,997	2,225,492	(604,505)
Variable interest		5,203,899	3,972,820	(1,231,079)

		8,033,896	6,198,312	(1,835,584)

Option and Guarantee		12,788	63,145	50,357

	~~W~~	9,214,207	7,516,864	(1,697,343)

Sensitivity analysis as of September 30, 2012 and December 31, 2011 were as follows:

	LAT fluctuation
	2012		2011
Discount rate increased by 0.5%	~~W~~	(661,182)	(534,215)
Discount rate decreased by 0.5%		733,319	593,771
Operating expense increased by 10%		180,711	154,445
Mortality rate increased by 10%		382,932	309,112
Mortality rate increased by 5%		191,466	154,556
Surrender ratio increased by 10%	~~W~~	115,088	110,635

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

29.	Other liabilities

Other liabilities as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Accounts payable	~~W~~	8,954,341	7,537,921
Accrued expenses		3,477,646	3,403,326
Dividend payable		20,798	25,987
Advance receipts		122,011	86,651
Unearned income		318,588	335,845
Withholding value-added tax and other taxes		253,869	261,811
Security deposits received		707,302	720,594
Foreign exchange remittances pending		227,428	202,365
Domestic exchange remittances pending		5,017,543	2,129,833
Borrowing from trust account		1,646,500	1,474,568
Due to agencies		640,331	394,206
Deposits for subscription		73,284	45,444
Other		3,669,201	3,253,185
Present value discount account		(26,965)	(29,568)

	~~W~~	25,101,877	19,842,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

30.	Equity

(a)	Equity as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	238,582

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,430	392,080

		9,887,199	9,886,849

Capital adjustments		(392,848)	(392,654)

Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,343,630	1,208,744
Equity in other comprehensive income of associates		1,452	1,404
Foreign currency translation adjustments for foreign operations		(15,426)	(1,841)
Net loss from cash flow hedges		(10,332)	(20,501)
Other comprehensive income of separate account		3,432	1,142

		1,322,756	1,188,948

Retained earnings		12,126,655	10,829,723
Non-controlling interest		2,463,609	2,462,304

	~~W~~	28,589,867	26,858,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of September 30, 2012 and December 31, 2011 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
- As of September 30, 2012		11,100,000
- As of December 31, 2011		54,811,000

The certain redeemable preferred stocks were redeemed as of September 30, 2012. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

ii)	Preferred stocks issued by the Group as of September 30, 2012 were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem and Series 12 redeemable preferred stock in part or in its entirety within the redeemable year. If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of September 30, 2012 and December 31, 2011 was as follows:

			Amount
	Issue date	Maturity date	2012	2011	Interest rate (%)
Hybrid bond ~~W~~	October 24, 2011	October 24, 2041	238,582	238,582	5.8%
	May 22, 2012	May 22, 2042	298,861	—	5.3%

			537,443	238,582

The above hybrid bonds can be repaid early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

30.	Equity (continued)

(d)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

	2012
	Valuation gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	~~W~~	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948
Fair value evaluation		561,502	(425)	—	—	3,021	564,098
Hedging		(4,374)	—	19,494	(59,384)	—	(44,264)
Effects from exchange rate fluctuations		67	—	(32,694)	—	—	(32,627)
Reclassification		(375,794)	—	—	72,932	—	(302,862)
Deferred income taxes		(45,396)	473	(471)	(3,379)	(731)	(49,504)
Non-controlling interest		(1,119)	—	86	—	—	(1,033)

Ending balance	~~W~~	1,343,630	1,452	(15,426)	(10,332)	3,432	1,322,756

	2011
	Valuation gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	~~W~~	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	~~W~~	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

30.	Equity (continued)

(e)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Consolidated regulatory reserve for loan loss as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	2,052,717	1,971,903
Non-controlling interests		5,571	4,522

	~~W~~	2,058,288	1,976,425

ii)	Net income and earnings per share after adjusted for regulatory reserve for loan loss interest for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012		2011
Income for the period	~~W~~	1,942,643	2,593,287
Provision for regulatory reserve for loan loss		(80,814)	(365,875)

Income adjusted for regulatory reserve	~~W~~	1,861,829	2,227,412

Basic earnings per share adjusted for regulatory reserve in won	~~W~~	3,762	4,275
Diluted earnings per share adjusted for regulatory reserve in won	~~W~~	3,762	4,189

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

30.	Equity (continued)

(f)	Dividends for the nine-month period ended September 30, 2012 were declared to be paid by the Controlling Company.

	2012
Common stock (~~W~~750 won per share)	~~W~~	355,650

Preferred stock		273,858

	~~W~~	629,508

31.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income
Cash and due from banks	~~W~~	58,491	205,199	79,261	203,417
Trading assets		88,247	288,937	101,632	288,757
Financial assets designated at fair value through profit or loss		8,166	19,183	—	—
Available-for-sale financial assets		290,101	875,099	257,702	735,899
Held-to-maturity financial assets		150,605	451,003	161,987	487,289
Loans		2,864,204	8,550,440	2,888,250	8,339,275
Others		47,482	131,375	31,169	139,847

		3,507,296	10,521,236	3,520,001	10,194,484

Interest expense
Deposits		(1,135,533)	(3,429,455)	(1,091,008)	(3,049,657)
Borrowings		(139,351)	(405,644)	(105,910)	(323,238)
Debt securities issued		(424,151)	(1,331,382)	(496,322)	(1,461,481)
Others		(21,048)	(62,539)	(24,599)	(64,062)

		(1,720,083)	(5,229,020)	(1,717,839)	(4,898,438)

Net interest income	~~W~~	1,787,213	5,292,216	1,802,162	5,296,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

32.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income
Credit placement fees	~~W~~	17,902	40,989	12,243	38,280
Commission received as electronic charge receipt		32,981	99,969	37,366	110,450
Brokerage fees		85,660	273,910	124,562	390,445
Commission received as agency		63,693	152,525	26,434	84,188
Investment banking fees		20,942	51,350	10,589	45,970
Commission received in foreign exchange activities		36,530	115,798	37,690	119,936
Asset management fees		16,996	49,810	15,240	47,868
Credit card fees		522,746	1,538,916	516,626	1,506,601
Others		83,402	292,169	105,313	324,011

		880,852	2,615,436	886,063	2,667,749

Fees and commission expense
Credit-related fee		(7,507)	(26,617)	(8,751)	(17,012)
Credit card fees		(431,443)	(1,239,861)	(446,387)	(1,141,207)
Others		(49,268)	(151,189)	(10,278)	(172,104)

		(488,218)	(1,417,667)	(465,416)	(1,330,323)

Net fees and commission income	~~W~~	(392,634)	1,197,769	420,647	(1,337,426)

33.	Dividend income

Dividend income for the three-month and nine-month periods ended September 30, 2012 and, 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period

Trading assets	~~W~~	243	1,972	65	2,289
Available-for-sale financial assets		42,918	159,292	46,843	187,002

	~~W~~	43,161	161,264	46,908	189,291

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

34.	Net trading income

Net trading income (loss) for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Trading assets
Gains (losses) on valuation of debt securities	~~W~~	7,798	16,695	829	(6,689)
Gains on sales of debt securities		37,819	40,672	12,947	5,433
Gains (losses) on valuation of equity securities		22,192	33,686	(14,333)	(2,959)
Gains (losses) on sales of equity securities		17,483	26,860	(51,384)	(36,979)
Gains (losses) on valuation of other trading assets		45,388	43,817	(16,547)	(10,801)

		130,680	161,730	(68,488)	(51,995)

Trading liabilities
Gains (losses) on valuation of securities sold		(3,109)	(6,373)	4,061	3,962
Losses on dispositions of securities sold		(14,525)	(18,890)	(9,412)	(18,907)
Gains (losses) on valuation of other trading liabilities		(50,434)	(50,008)	6,429	—
Gains on dispositions of other trading liabilities		723	2,237	2,684	4,107

		(67,345)	(73,034)	3,762	(10,838)

Derivatives
Gains (losses) on valuation of derivatives		142,322	360,690	(419,780)	(383,258)
Gains (losses) on derivative transactions		34,532	112,154	92,796	(21,432)

		176,854	472,844	(326,984)	(404,690)

	~~W~~	240,189	561,540	(391,710)	(467,523)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

35.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Assets
Debt securities
Gain (loss) on valuation	~~W~~	20,679	36,059	(40,307)	(45,731)
Gain (loss) on sale and redemption		4,614	9,463	(527)	9,696

		25,293	45,522	(40,834)	(36,035)

Equity securities
Dividend income		30	1,193	50	1,404
Gain (loss) on valuation		14,951	28,219	16,738	(9,838)
Gain (loss) on sale		1,272	7,084	(11,758)	(6,564)

		16,253	36,496	5,030	(14,998)

Liabilities
Borrowings
Gain (loss) on valuation		(222,173)	(314,357)	555,241	563,585
Loss on disposal and redemption		(45,124)	(108,463)	(13,517)	(71,797)

		(267,297)	(422,820)	541,724	491,788

	~~W~~	(225,751)	(340,802)	505,920	440,755

36.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Impairment loss
Loans	~~W~~	410,722	1,047,329	206,459	636,971
Available-for-sale financial assets		21,548	69,807	39,448	81,310
Other		—	—	22,270	36,537
Investments in associates		678	2,710	—	4,351

		432,948	1,119,846	268,177	759,169

Reversal of impairment loss
Available-for-sale financial assets		—	(9,970)	(20)	(10,677)
Others		(11,341)	(22,048)	—	—

		(11,341)	(32,018)	(20)	(10,677)

	~~W~~	421,607	1,087,828	268,157	748,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

37.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Employee benefits
Wages, salaries and social security costs	~~W~~	573,859	1,693,971	473,742	1,494,091
Severance benefits
Defined contribution		3,744	11,460	3,708	12,462
Defined benefit		128,220	201,320	29,316	88,443

		131,964	212,780	33,024	100,905
Termination benefits		—	1,260	842	5,260

		705,823	1,908,011	507,608	1,600,256
Rent		84,652	249,327	73,022	216,388
Entertainment		7,516	22,978	9,256	24,621
Depreciation		52,159	150,956	53,852	158,943
Amortization		26,402	70,967	19,455	56,281
Taxes and dues		50,493	119,576	37,847	107,853
Advertising		36,736	117,081	52,988	158,512
Research		2,943	8,931	2,475	7,984
Others		147,005	429,309	144,042	470,081

	~~W~~	1,113,729	3,077,136	900,545	2,800,919

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won, except per share data)

38.	Share-based payments

(a)	Stock options granted as of September 30, 2012 are as follows:

	4th grant (*2)		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won		~~W~~28,006		~~W~~38,829		~~W~~54,560		~~W~~49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2012		666,892		2,035,136		1,025,856		619,778
Exercised or canceled		(564,503)		(22,430)		—		—

Balance at September 30, 2012		102,389		2,012,706		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		—		2.80%		2.80%		2.79%
Expected exercise year		—		3 months		9 months		15 months
Expected stock price volatility		—		24.79%		23.34%		32.43%
Expected dividend yield		—		1.82%		1.82%		1.61%
Weighted average fair value per share	~~W~~	9,944	~~W~~	1,466	~~W~~	134	~~W~~	2,243

(*1)	The equity instruments granted are wholly vested as of September 30, 2012. The weighted average share price for 3,762,729 stock options outstanding at September 30, 2012 is ~~W~~44,510.
(*2)	As of September 30, 2012, the remaining stock options cannot be exercised due to the lawsuit.

(b)	Performance shares granted as of September 30, 2012 were as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at September 30, 2012	552,370
Fair value per share in won	~~W~~39,700

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won, except per share data)

38.	Share-based payments (continued)

(c)	Share-based compensation costs for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	~~W~~	422	1,730	2,152
5th		(1,112)	(6,242)	(7,354)
6th		(192)	(1,357)	(1,549)
7th		(106)	(557)	(663)
Performance share		776	5,181	5,957

	~~W~~	(212)	(1,245)	(1,457)

	2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	~~W~~	(2,276)	(9,013)	(11,289)
5th		(3,283)	(17,020)	(20,303)
6th (*)		(1,046)	(4,597)	(5,643)
7th (*)		(1,569)	(5,469)	(7,038)
Performance share (*)		76	4,966	5,042

	~~W~~	(8,098)	(31,133)	(39,231)

(*)	Includes ~~W~~1,474 million of reversal of share-based compensation costs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

38.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of September 30, 2012 and December 31, 2011 were as follows:

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	~~W~~	89	929	1,018
5th		445	2,506	2,951
6th		17	120	137
7th		221	1,169	1,390
Performance share		2,690	20,633	23,323

	~~W~~	3,462	25,357	28,819

The intrinsic value of share-based payments is ~~W~~24,342 million based on the quoted market price ~~W~~37,950 per share for stock options and performance share.

	2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	~~W~~	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	~~W~~	5,311	34,069	39,380

The intrinsic value of share-based payments is ~~W~~27,073 million based on the quoted market price ~~W~~39,750 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(In millions of won)

39.	Net other operating expenses

Other operating income and other operating expense for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Other operating income
Gain on sales of assets:
Loans	~~W~~	437	28,243	7,873	78,192
Property and equipment		358	544	400	729
Investment property		—	315	—	5
Non-current assets held-for-sale		—	—	208	482
Others		1	196	—	—

		796	29,298	8,481	79,408

Others:
Gain on hedge activity		44,189	176,229	221,223	361,238
Reversal of allowance for acceptances and guarantee		2,306	—	20,321	60,685
Gain on other allowance		—	30,234	—	—
Gain on trust account		1,163	1,982	130	534
Rental income on investment property		6,648	20,287	7,496	20,525
Others		44,460	212,848	69,526	189,830

		98,766	441,580	318,696	632,812

		99,562	470,878	327,177	712,220

Other operating expense
Loss on sale of assets:
Loans		(4,405)	(4,456)	(9,124)	(49,957)
Property and equipment		(208)	(659)	(621)	(1,728)
Investment property		—	(426)	—	—
Non-current assets held-for-sale		—	—	—	(1,638)
Others		—	(60)	—	—

		(4,613)	(5,601)	(9,745)	(53,323)

Others:
Loss on hedge activity		(102,447)	(247,903)	(36,645)	(272,291)
Loss on allowance for acceptances and guarantee		—	(5,806)	—	—
Loss on other allowance		(20,458)	—	(161)	(60,662)
Contribution to fund		(63,614)	(188,519)	(59,146)	(175,400)
Donations		(2,919)	(45,518)	(25,515)	(47,227)
Depreciation of investment properties		(2,249)	(6,794)	(2,328)	(6,798)
Impairment loss on Intangible asset		(3,651)	(3,807)	(2,049)	(3,254)
Others		(110,157)	(325,325)	(124,807)	(365,527)

		(305,495)	(823,672)	(250,651)	(931,159)

		(310,108)	(829,273)	(260,396)	(984,482)

Other operating expenses, net	~~W~~	(210,546)	(358,395)	66,781	(272,262)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won, except per share data)

40.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	122,919	604,932	244,972	822,016
Origination and reversal of temporary differences		85,767	45,521	(83,176)	(130,322)
Income tax recognized in other comprehensive income		(80,059)	(49,504)	71,330	118,580

Income tax expense	~~W~~	128,627	600,949	233,126	810,274

Effective tax rate		19.63%	22.50%	23.77%	22.94%

41.	Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Net income for the period	~~W~~	484,978	1,942,643	704,185	2,593,287
Less: dividends on preferred stock and hybrid bond		23,106	77,861	73,732	200,126

Net income available for common stock		461,872	1,864,782	630,453	2,393,161
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Earnings per share in won	~~W~~	974	3,932	1,330	5,047

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won, except per share data)

41.	Earnings per share (continued)

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Net income available for common stock	~~W~~	461,872	1,864,782	630,453	2,393,161
Add: dividends on redeemable convertible preferred stock		—	—	6,971	20,685

Diluted net earnings		461,872	1,864,782	637,424	2,413,846

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares (*)		474,199,587	474,199,587	488,920,587	488,920,587

Diluted earnings per share in won	~~W~~	974	3,932	1,304	4,937

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012		2011
	Three-month period	Nine-month period	Three-month period	Nine-month period
Weighted average number of common shares	474,199,587	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	—	—	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	474,199,587	474,199,587	488,920,587	488,920,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

42.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Guarantees
Guarantee outstanding	~~W~~	9,898,845	10,174,850
Contingent guarantees		5,498,538	6,882,438

		15,397,383	17,057,288

Commitments to extend credit
Loan commitments in won		49,215,844	46,447,266
Loan commitments in foreign currency		20,439,492	19,374,617
ABS and ABCP Commitments		1,787,439	1,605,269
Others		1,177,580	1,232,896

		72,620,355	68,660,048

Endorsed bills
Secured endorsed bills		8,793	9,748
Unsecured endorsed bills		11,890,097	8,773,124

		11,898,890	8,782,872

Loans sold with recourse		2,099	2,099

	~~W~~	99,918,727	94,502,307

(b)	Guaranteed principal money trust

As of September 30, 2012 and December 31, 2011, the Group guaranteed the return of the principal amount invested under management in the amount of ~~W~~3,381,443 and ~~W~~3,404,468 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

42.	Commitments and contingencies (continued)

(c)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended September 30, 2012 were as follows.

Plaintiff		Descriptions	Amount of damage claim		Progress
Dongah Construction Industrial Co., Ltd and two of its employees.	1	Restoration of the embezzled trust funds	~~W~~	96,286	Third suit progressing
Shinho paper Co., Ltd	1	Claim for compensation		90,200	Second suit progressing
Industrial Bank of Korea	1	Request the payment on notes		61,499	Second suit progressing
Namhae Chemical Corporation	1	Request the payment for purchases		43,362	First suit progressing
Others	357			481,716

	361		~~W~~	773,063

As of September 30, 2012, the Group was involved in 361 pending lawsuits as a defendant (total claim amount: ~~W~~773,063 million) and recorded a provision of ~~W~~118,675 million and reserve of ~~W~~673 million with respect to these lawsuits, in other liabilities.

43.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Cash and due from banks	~~W~~	15,652,505	14,763,099
Due from financial institutions with a maturity over three months from date of acquisition		(4,124,620)	(5,248,522)
Restricted due from banks		(7,554,987)	(5,545,235)

	~~W~~	3,972,898	3,969,342

(b)	Significant non-cash activities for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012		2011
Increase in dividends payable of hybrid bond	~~W~~	4,351	—
Increase in available-for-sale financial assets from debt-equity swap		22,974	53,249

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

43.	Statement of cash flows (continued)

(c)	As of the acquisition date, the Group acquired cash and cash equivalents amounting to ~~W~~90,010 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

44.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of September 30, 2012 and December 31, 2011 were as follows:

Related party	Account	2012		2011
Investments in associates
Aju Capital co., Ltd	Loans and receivables	~~W~~	50,000	50,000
	Allowances		(254)	(254)
	Deposits		30,451	—
	Provisions		363	11
UAMCO., Ltd	Loans and receivables		—	38,723
	Allowances		—	(52)
	Deposits		4,044	—
	Provisions		55	—
Pohang TechnoPark2PFV	Loans and receivables		—	658
	Allowances		—	(3)
	Deposits		15,175	—
	Provisions		974	286
Cardif Life Insurance	Loans and receivables		157	83
	Deposits		307	—
Shinhan Corporate Restructuring Fund 5th	Other assets		27	27
Shinhan K2 Secondary Fund	Other assets		117	—
Key management personnel and their immediate relatives
Loans and receivables			2,625	2,056

Assets			52,672	91,238
Liabilities		~~W~~	51,062	297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

44.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2012 and 2011 were as follows:

		2012
Related party	Account	Three-month period		Nine-month period
Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	1,388	1,575
	Net other operating income		(159)	(352)
UAMCO., Ltd	Interest income		229	246
	Reversal of credit losses		(42)	(52)
Pohang TechnoPark2PFV	Net other operating losses		—	(688)
	Reversal of credit losses		—	(3)
Cardif Life Insurance	Fees and commission income		217	217
Shinhan K2 Secondary Fund	Fees and commission income		117	164
Key management personnel and their immediate relatives
Interest income			29	100

		~~W~~	1,779	1,207

		2011
Related party	Account	Three-month period		Nine-month period
Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	—	—
	Net other operating income		—	—
	Reversal of credit losses		—	—
UAMCO., Ltd	Interest income		—	—
	Reversal of credit losses		—	—
Pohang TechnoPark2PFV	Net other operating income		—	—
	Reversal of credit losses		—	—
Cardif Life Insurance	Fees and commission income		581	581
Shinhan Corporate Restructuring Fund 8th	Fees and commission income		227	673
SHC-AJU 1st Investment Fund	Fees and commission income		33	97
Petra Private Equity Fund	Fees and commission income		104	307
SHC-AJU 2nd Investment Fund	Fees and commission income		—	10
Key management personnel and their immediate relatives
Interest income			2	40

		~~W~~	947	1,708

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

44.	Related parties (continued)

(c)	Key management personnel compensation for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012		2011
Short-term employee benefits	~~W~~	16,722	16,583
Severance benefits		291	606
Share-based payment transactions		2,686	2,487

	~~W~~	19,699	19,676

45.	Investment in subsidiaries

(a)	Condensed financial information for the Group’s subsidiaries.

i)	Condensed financial position for the Group’s subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

	2012				2011
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	~~W~~	27,277,479	7,548,011	19,729,468	30,844,250	11,413,443	19,430,807
Shinhan Bank		242,467,597	222,265,415	20,202,182	228,907,784	209,617,964	19,289,820
Shinhan Card Co., Ltd.		21,556,597	16,013,599	5,542,998	22,356,885	17,126,623	5,230,262
Shinhan Investment Corp.		17,450,107	15,269,099	2,181,008	12,166,106	10,046,342	2,119,764
Shinhan Life Insurance Co., Ltd		16,122,090	14,793,417	1,328,673	13,976,735	12,788,663	1,188,072
Shinhan Capital Co., Ltd.		3,576,695	3,081,300	495,395	3,518,266	3,037,927	480,339
Jeju Bank		3,213,959	2,946,443	267,516	3,168,168	2,920,296	247,872
Shinhan Credit Information Co., Ltd.		18,680	5,402	13,278	19,495	5,993	13,502
Shinhan Private Equity Investment management		400,457	392,991	7,466	343,231	334,599	8,632
Shinhan BNP Paribas AMC		160,467	21,617	138,850	170,665	24,369	146,296
SHC Management Co., Ltd.		8,691	333	8,358	8,620	355	8,265
Shinhan Data system		18,866	10,779	8,087	3,992	79	3,913
Shinhan Savings Bank Co., Ltd		857,687	756,121	101,566	—	—	—

	~~W~~	333,129,372	283,104,527	50,024,845	315,484,197	2,67,316,653	48,167,544

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

45.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the nine-month periods ended September 30, 2012 and 2011 are as follows:

	2012				2011
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group (separate)	~~W~~	644,019	645,511	645,511	1,075,686	1,066,986	1,068,688
Shinhan Bank		1,702,174	1,373,244	1,416,998	2,366,093	1,890,962	1,476,712
Shinhan Card Co., Ltd.		759,309	589,638	612,468	828,786	640,637	696,558
Shinhan Investment Corp.		76,677	61,933	81,088	103,714	75,417	92,915
Shinhan Life Insurance Co., Ltd		234,371	185,955	205,364	231,849	179,056	149,420
Shinhan Capital Co., Ltd.		22,759	20,865	19,970	44,455	36,405	29,550
Jeju Bank		21,173	15,623	19,595	19,801	14,714	12,432
Shinhan Credit Information Co., Ltd.		(248)	(240)	(240)	525	391	391
Shinhan Private Equity Investment management.		(1,456)	(1,166)	(1,166)	(2,404)	(1,282)	(1,282)
Shinhan BNP Paribas AMC		32,765	24,002	23,653	37,497	27,994	27,939
SHC Management Co., Ltd.		122	93	93	190	167	167
Shinhan Data system		1,690	1,331	1,331	849	605	605
Shinhan Savings Bank Co., Ltd.		(7,836)	(13,221)	(18,156)	—	—	—

	~~W~~	3,485,519	2,903,568	3,006,509	4,707,041	3,932,052	3,554,095

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(b)	Change in subsidiaries

i)	Subsidiaries newly excluded in the Group for the year ended September 30, 2012 were as follows :

Subsidiary	Reason
Shinhan Investment Europe Ltd.	The Group was liquidated.

ii)	Subsidiaries newly consolidated in the Group for the year ended December 31, 2011 were as follows :

Subsidiary	Reason
Shinhan Savings Bank Co., Ltd	The Group owns 100% of the voting power.

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	KOFC Shinhan Frontier Champ 2010-4 PEF was consolidated in prior period because the Group holds less than 50 percent of the voting power of the investee but has the power to participate in policy making process to obtain economic benefit from the investee as a general partner.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2012

(Unaudited)

(In millions of won)

46.	Information of trust business

(a)	Significant balances with trust business as of September 30, 2012 and December 31, 2011 were as follows:

	2012		2011
Borrowings from trust account	~~W~~	1,646,500	1,474,568

(b)	Transactions with trust business for the nine-month periods ended September 30, 2012 and 2011 were as follows:

	2012			2011
	Three-month period		Nine-month period	Three-month period	Nine-month period
Trust management fees	~~W~~	15,602	44,883	13,874	43,142
Commission income		7	24	200	200
Interest on borrowings from trust account		12,570	37,907	17,393	43,608